As filed with the Securities and Exchange Commission on March 28, 2007
Registration No. ______________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hudson Holding Corporation

(Name of small business issuer in its charter)

Delaware	6211	20-3766053
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

111 Town Square Place, Suite 1500A
Jersey City, New Jersey 07310
(201) 216-0100

(Address and telephone number of principal executive offices)

Martin Cunningham
111 Town Square Place, Suite 1500A
Jersey City, New Jersey 07310
(201) 216-0100

(Name, address and telephone number of agent for service)

Copies to:

David Selengut, Esq.
Ellenoff Grossman & Schole LLP
370 Lexington Avenue, 19th Floor
New York, New York 10017
(212) 370-1300

Approximate date of proposed sale to the public: As soon as practicable, after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
common stock, par value $0.001 per share	7,908,655 shares	$1.03 (2)	$8,145,914.65	$250.08
common stock, par value $0.001 per share, underlying warrants	3,954,329 shares	$1.03 (3)	$4,072,958.87	$125.04

TOTAL	11,862,984 shares		$12,218,873.52	$375.12

(1)
The Registrant has completed a private placement to accredited investors of units consisting of shares of the Registrant’s Common Stock and Warrants to purchase shares of the Registrant’s Common Stock (the “Private Placement”). The Registrant is registering for resale (i) 7,908,655 shares of Common Stock, and (ii) 3,954,329 shares of Common Stock issuable upon exercise of the Common Stock Purchase Warrants issued to certain purchasers in the Private Placement. Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of Common Stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions affecting the shares to be offered by the selling shareholders..

(2)
Estimated pursuant to Section 457(c) under the Securities Act, solely for the purpose of calculating the registration fee, based on the average of the bid and asked prices for the five business days prior to date of this filing.

(3)
Represents the higher of: (i) the exercise prices of the warrant and (ii) the offering price of securities of the same class as the common stock underlying the warrant calculated in accordance with Rule 457(c) under the Securities Act, for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus	Subject To Completion Dated March 28, 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

HUDSON HOLDING CORPORATION

11,862,984 Shares of Common Stock

This prospectus relates to the public offering of up to 11,862,984 shares of our common stock, par value $0.001 per share, for sale by the selling stockholders for their own account. We will pay the expenses of registering these shares.

Our common stock is quoted on the NASD’s Over The Counter Bulletin Board (OTCBB) under the symbol “HDHL”. On March 1, 2007, the closing sales price for the common stock on the OTCBB was $0.80 per share.

To the extent they wish to sell their shares of our common stock as provided for herein, the selling stockholders may offer and sell such shares on a continuous or delayed basis in the future. These sales may be conducted in the open market or in privately negotiated transactions and at market prices, fixed prices or negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock owned by the selling stockholders, but we will receive funds from the exercise of their warrants upon exercise. Any such proceeds will be used by us for working capital and general corporate purposes. Prospective investors should read this prospectus and any amendment or supplement hereto together with additional information described under the heading “Available Information.”

Our principal executive offices are located at 111 Town Square Place, Suite 1500A, Jersey City, New Jersey 07310. Our telephone number is (201) 216-0100.

____________________________________

An investment in the shares of our common stock being offered by this prospectus involves a high degree of risk. You should read the “Risk Factors” section beginning on page 4 before you decide to purchase any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

____________________________________

The date of this prospectus is _____________ , 2007.

You should rely only upon the information contained in this prospectus and the registration statement of which this prospectus is a part. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus is based on information provided by us and other sources that we believe are reliable. We have summarized certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our business and the terms of the offering, including the merits and risks involved.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all of the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the risk factors section, the financial statements and the notes to the financial statements. In this prospectus and any amendment or supplement hereto, unless otherwise indicated, the terms “Hudson Holding Corporation”, “HDHL”, “we”, “us”, and “our” refer and relate to Hudson Holding Corporation and its consolidated subsidiaries.

Our Business

Hudson Holding Corporation (“Holding”), is a holding company and is the parent of its wholly owned subsidiaries, namely Hudson Securities, Inc. (“Hudson”) and Hudson Technologies, Inc. (“Technologies”), (collectively the “Company”). Hudson (formerly Wien Securities Corp. ("Wien") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and insured by the Securities Investor Protection Corporation.. The Company has offices in New Jersey and Florida. Technologies was formed for the purpose of providing software development and technology services for Hudson and for third parties.

Hudson is a market maker trading more than 7,000 securities quoted on the NASDAQ stock market, the OTC Bulletin Board, and the National Quotation Bureau’s Pink Sheets and specializes in providing liquidity in less liquid, difficult to trade stocks. Hudson also trades approximately 500 securities listed on certain US and foreign exchanges. Hudson has been in business since 1984.

As a market maker, Hudson provides its customers with order executions. When customers come to Hudson seeking to buy or sell securities, the firm works to satisfy the customers’ needs, either by finding counterparties willing to trade with the customers (obtaining liquidity) or, where appropriate, by taking the other side of the trades, thereby providing liquidity by purchasing or selling the securities itself. In a sense, liquidity is the product that Hudson sells to its customers.

The Offering

Outstanding Common Stock	36,725,185 shares as of the date of this prospectus.

Common Stock Offered	Up to 7,908,655 shares of common stock and up to 3,954,329 shares of common stock issuable upon the exercise of warrants, which warrants have an exercise price of $.85 per share.

Proceeds
We will not receive any proceeds from the sale of the common stock sold pursuant to this prospectus. We will, however, receive proceeds upon the exercise of the warrants which, if all such warrants are exercised in full, would be $3,361,180. The selling stockholders are under no obligation to exercise their warrants. Proceeds, if any, received from the exercise of warrants will be used for general corporate purposes.

Risk Factors	The securities offered hereby involve a high degree of risk. See “Risk Factors.”

OTC Bulletin Board Symbol	HDHL.OB

RISK FACTORS

An investment in our securities is extremely risky. You should carefully consider the following risks, in addition to the other information presented in this prospectus before deciding to purchase our securities. If any of the following risks actually materialize, our business and prospects could be seriously harmed, the price and value of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Business

Stock market volatility and other securities industry risks could adversely affect our business.

Substantially all of our revenues are derived from securities market activities. As a result, we are directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities transactions. In recent years, the U.S. securities markets have been very volatile, which has reduced trading volume and net revenues. The tightening of credit, the terrorist attacks in the United States on September 11, 2001, the invasion of lraq in 2003 and other events have also resulted in substantial market volatility and accompanying reductions in trading volume and net revenues. In addition, any general economic downturn would adversely affect trading volumes and net revenues. Severe market fluctuations or weak economic conditions could reduce our trading volume and net revenues and adversely affect our profitability.

We are subject to market exposure and could be adversely affected by a decrease in the price of securities which we hold in our trading accounts.

We conduct our market-making activities predominantly as principal, which subjects our capital to significant risks. These activities involve the purchase, sale or short sale of securities for our own account and, accordingly, involve risks of price fluctuations and illiquidity, or rapid changes in the liquidity of markets that may limit or restrict our ability to either resell securities we purchase or to repurchase securities we sell in such transactions. From time to time, we may have large position concentrations in securities of a single issuer or issuers engaged in a specific industry, which might result in higher trading losses than would occur if our positions and activities were less concentrated. The success of our market-making activities primarily depends upon our ability to attract order flow, the skill of our personnel, general market conditions, the amount of, and volatility in, our quantitative market-making and program trading portfolios, effective hedging strategies, the price volatility of specific securities and the availability of capital. To attract order flow, we must be competitive on price, size of securities positions traded, liquidity, order execution, technology, reputation and client relationships and service. In our role as a market maker, we attempt to derive a profit from the difference between the prices at which we buy and sell securities. However, competitive forces often require us to match the quotes other market makers display and to hold varying amounts of securities in inventory. By having to maintain inventory positions, we are subject to a high degree of risk. There can be no assurance that we will be able to manage such risk successfully or that we will not experience significant losses from such activities.

There is a risk that our future operating results may fluctuate significantly.

We may experience significant variation in our future results of operations. These fluctuations may result from, among other things:

•	introductions of or enhancements to market-making services by us or our competitors;
•	the value of our securities positions and our ability to manage the risks attendant thereto;
•	the volume of our market-making activities;
•	the dollar value of securities traded;
•	volatility in the securities markets;
•	our market share with institutional clients;
•	our ability to manage personnel, overhead and other expenses, including our occupancy expenses under our office leases and legal fees relating to legal and regulatory proceedings;
•	the strength of our client relationships; the amount of, and volatility in, our quantitative market-making and program trading portfolios;
•	changes in payments for order flow and clearing costs;
•	the addition or loss of executive management and sales, trading and technology professionals;
•	legislative, legal and regulatory changes;
•	legal and regulatory matters;
•	geopolitical risk;
•	the amount and timing of capital expenditures and divestitures;
•	the incurrence of costs associated with acquisitions and dispositions;
•	investor sentiment;
•	technological changes and events;
•	seasonality; and
•	competition and market and economic conditions.

If demand for our services declines due to any of the above factors, and we are unable to timely adjust our cost structure, our operating results could be materially and adversely affected.

Our traders may take larger risks than permitted which could result in large losses.

Although we require our traders to adhere to certain position limits (generally no more than $500,000 in total positions for the most experienced traders), sometimes a trader takes a position beyond these limits and subjects our company to greater risks. We have established procedures to guard against this, including real-time position monitoring which should promptly alert management to any excessive risks. However, there can be no assurance that management will be able to guard against all risks taken by each employee.

We are dependent on clearing brokers which may go out of business or charge us for a default by a counter party to a trade.

As a market maker, the majority of our securities transactions are conducted as principal with broker-dealer and institutional counterparties located in the United States. We clear our securities transactions through unaffiliated clearing brokers. Under the terms of the agreements between us and our clearing brokers, the clearing brokers have the right to charge us for losses that result from a counterparty's failure to fulfill its contractual obligations. No assurance can be given that any such counterparty will not default on its obligations, which default could have a material adverse effect on our business, financial condition and operating results. In addition, at any time, a substantial portion of our assets are held at one or more clearing brokers and, accordingly, we are subject to credit risk with respect to such clearing brokers. One firm clears the majority of our trades and holds the majority of our assets. Consequently, we are reliant on the ability of our clearing brokers to adequately discharge their obligations on a timely basis. We are also dependent on the solvency of such clearing brokers. Any failure by the clearing brokers to adequately discharge their obligations on a timely basis, or failure by a clearing broker to remain solvent, or any event adversely affecting the clearing brokers, could have a material adverse effect on our business, financial condition and operating results. If any of our clearing brokers were to go out of business or decide not to continue to act as our clearing broker, our operating results would be adversely effected until we could replace them.

Reduced market volume, price and liquidity can impact our revenues.

Our revenues may decrease in the event of a decline in market volume, prices or liquidity. Declines in the volume of securities transactions and in market liquidity generally result in lower revenues from market-making activities. Lower price levels of securities may also result in reduced revenue capture, and thereby reduced revenues from market-making transactions, as well as result in losses from declines in the market value of securities held in inventory. Sudden sharp declines in market values of securities can result in illiquid markets, declines in the market values of securities held in inventory, the failure of buyers and sellers of securities to fulfill their obligations and settle their trades, and increases in claims and litigation. Any decline in market volume, price or liquidity or any other of these factors could have a material adverse effect on our business, financial condition and operating results.

We operate in a highly regulated industry and compliance failures could adversely affect our business.

The securities industry is subject to extensive regulation covering all aspects of the securities business. The various governmental authorities and industry self-regulatory organizations that supervise and regulate us generally have broad enforcement powers to censure, fine, issue cease-and-desist orders or suspend or expel us or any of our officers or employees who violate applicable laws or regulations. We may also be subject to an enforcement action for failure to supervise if any of our employees or traders violate applicable laws or regulations. Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of compliance and reporting systems, as well as our ability to attract and retain qualified compliance and other personnel. If we do not comply with the rules and regulations established, we could be subject to disciplinary or other regulatory or legal actions in the future. In addition, it is possible that any past noncompliance could subject us to future civil lawsuits, the outcome of which could have a material adverse effect on our financial condition and operating results.

We are required to keep accurate books and records. There is considerable fluctuation during any year and from year-to-year in the volume of transactions we must process. We record transactions and post our books daily. Operations personnel monitor operations to determine compliance with applicable laws, rules and regulations. Failure to keep current and accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients.

We have a prior disciplinary record with the NASD, which could have an adverse effect on our ability to operate if we become subject to additional NASD disciplinary action.

During the period from approximately 1990 through July 31, 2004, primarily while our operating subsidiary Hudson Securities was owned by and supervised by the prior management of the prior owners and operating under the name Wien Securities, we were cited by the NASD for violations of the NASD's Rules of Fair Practice and Marketplace Rules on at least 20 occasions and were fined amounts ranging from $250 to $82,500. The total amount of such fines was approximately $405,000. The existence of such prior violations could have an adverse effect on us should such violations recur under the supervision of current management.

We face substantial competition that could reduce our market share and harm our financial performance.

All aspects of our business are highly competitive. We compete directly with national and regional full service broker-dealers and, to a lesser extent, with discount brokers, investment advisors and certain commercial banks. The financial services industry has become considerably more concentrated as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. These mergers and acquisitions have increased competition from these firms, many of which have significantly greater capital and financial and other resources than we have. With respect to retail brokerage activities, certain regional firms with which we compete have operated in certain markets longer than we have and have established long-standing client relationships. We also compete with others in the financial services industry in recruiting registered representatives and new employees as well as retaining current personnel, and we could be adversely affected in the event we were to lose registered representatives who either individually or in the aggregate accounted for a significant percentage of our revenues.

If we lose senior management and key personnel or are unable to attract and retain skilled employees when needed, we may not be able to operate our business successfully.

We are particularly dependent on the services of Mark Leventhal, Martin Cunningham and Keith Knox. The loss of any of these individuals would have a significant negative effect on our business. In addition, we believe that our success will depend in large part upon our continued ability to attract and retain skilled traders and other employees, which is difficult because the market for the services of such individuals is very competitive. On January 4, 2007, the Company entered into five year employment agreements, effective as of January 1, 2007, with Mr. Martin C. Cunningham and Mr. Keith R. Knox, whereby each will continue in their present positions, Chief Executive Officer and President, respectively.

We need to comply with stringent capital requirements and therefore if we suffer significant losses we would be below our net capital requirement.

Many of the regulatory agencies, securities exchanges and other industry self-regulatory organizations that regulate us have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is the net worth of a broker or dealer, less deductions for certain types of assets. Currently, we are required to maintain net capital of at least $1,000,000. As of December 31, 2006, we had net capital of $8,735,446 and excess net capital (that is, net capital less required net capital) of $7,735,446. We intend to maintain such funds as are necessary to operate our business and to maintain compliance with regulatory net capital requirements. Changes to our business may require us to maintain higher net capital levels than currently. If we fail to maintain the required net capital, we may be subject to suspension or revocation of our licenses. If such net capital rules are changed or expanded, or if there is an unusually large charge against our net capital, we might be required to limit or discontinue those portions of our business that require the intensive use of capital. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business.

We may not be able to grow as planned.

As part of our long-term growth strategy, we intend to recruit individual registered representatives and to evaluate the acquisition of other firms or assets that would complement or expand our business in attractive service markets or that would broaden our customer relationships. We cannot assure you that we will be successful in our recruiting efforts or that we will be able to identify suitable acquisition candidates available for sale at reasonable prices or that we will be able to consummate any acquisition. Further, future acquisitions may further increase our leverage or, if we issue equity securities to pay for the acquisitions, our stockholders could suffer dilution of their interests.

We also plan to expand into complementary businesses, both by developing new product/service offerings that will be valuable to our existing customers and by entering into strategic partnerships with related businesses that can bring new customers. The firm recently began trading listed securities and currently trades approximately 500 listed securities. In addition, we plan to explore creating a retail brokerage division. There can be no assurance that any of the new products or services will be developed. If we are unable to raise adequate capital, we will not have the available funds to create new products.

Our exposure to possible litigation could adversely affect our business.

From time to time we are engaged in various legal and regulatory proceedings arising in the normal course of business. Many aspects of the securities brokerage business involve substantial risks of liability. In recent years, there has been an increasing incidence of litigation involving the securities brokerage industry, including class action and other suits that generally seek substantial damages, including in some cases punitive damages. While it is not possible to determine with certainty the outcome of these matters, we are of the opinion that the eventual resolution of such proceedings will not have a material adverse effect on our financial position or operating results. Any such litigation brought in the future could have a material adverse effect on our business, financial condition and operating results.

From time to time, we may also be engaged in various legal proceedings not related to securities. We currently maintain various types of insurance, including employment practices liability insurance, the proceeds of which may help to reduce the amount we may otherwise be required to pay with respect to certain types of claims. However, there can be no assurance that we will be able to obtain such insurance in the future. If it can be obtained, the price for such insurance may be unreasonable. Even if such insurance is in force, the amount of any award may exceed the maximum coverage provided by such insurance, in which case we will be required to pay any uncovered portion.

Our business relies heavily on computers and other electronic systems and capacity constraints and failures of these systems could harm our business.

As our business expands, we face risks relating to the need to expand and upgrade our transaction processing systems, network infrastructure and other aspects of our technology. While many of our systems are designed to accommodate additional growth without redesign or replacement, we may nevertheless need to make significant investments in additional hardware and software to accommodate growth. We cannot assure you that we will be able to predict accurately the timing or rate of such growth, or expand and upgrade our systems and infrastructure on a timely basis.

Risks Associated with our Securities

Our Common Stock is not actively traded, so you may be unable to sell at or near ask prices or at all if you need to sell your Shares to raise money or otherwise desire to liquidate your Shares.

Our Common Stock has historically been sporadically traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our Common Stock at or near ask prices at any given time has been, and may continue to be, relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-adverse and would be reluctant to purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot assure you that a broader or more active public trading market for our Common Stock will develop or be sustained, or that current trading levels will be sustained or not diminish.

The application of the "penny stock" rules to our Common Stock could limit the trading and liquidity of the Common Stock, adversely affect the market price of our Common Stock and increase your transaction costs to sell those shares.

As long as the trading price of our Common Stock is below $5.00 per share, the open-market trading of our Common Stock will be subject to the "penny stock" rules. The "penny stock" rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser's written agreement to a transaction prior to sale. These regulations have the effect of limiting the trading activity of the Common Stock, reducing the liquidity of an investment in the Common Stock and increasing the transaction costs for sales and purchases of our Common Stock as compared to other securities.

The market price for our Common Stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and variable profitability which could lead to wide fluctuations in our share price. You may be unable to sell your Common Stock at or above your purchase price, which may result in substantial losses to you.

The market for our Common Stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our Common Stock is sporadically and thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price for our Shares could, for example, decline precipitously in the event that a large number of shares of our Common Stock are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative or "risky" investment due to our limited operating history, and uncertainty of future market acceptance for our services. As a consequence of this enhanced risk, more risk adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond our control and may decrease the market price of our Common Stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our Common Stock will be at any time, including as to whether our Common Stock will sustain its current market price, or as to what effect that the sale of shares or the availability of Common Stock for sale at any time will have on the prevailing market price.

In addition, the market price of the Common Stock could be subject to wide fluctuations in response to:

•	quarterly variations in our revenues and operating expenses;
•	fluctuations in interest rates;
•	the operating and stock price performance of other companies that investors may deem comparable to us; and
•	news reports relating to trends in our markets or general economic conditions.

The stock market in general and the market prices for brokerage-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The occurrence of these patterns or practices could increase the volatility of our share price.

We do not intend to pay dividends to our stockholders.

We do not have any current plans to pay dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

Four employees control approximately 46% of the voting capital stock of our company.

Our three executive officers, plus Steven Winkler, our NASDAQ trading manager at the Company’s wholly-owned broker-dealer subsidiary, each own approximately 11-12% of our common stock. In the event that these individuals vote together on any or all issues, you will have no effective voice in our management. Accordingly, these four individuals could control the outcome of any matters submitted to a vote of our stockholders and have the ability to determine all management policy and financing decisions.

Future sales of our Common Stock could put downward selling pressure on our shares, and adversely affect the stock price. There is a risk that this downward pressure may make it impossible for a stockholder to sell its shares at any reasonable price, if at all.

Future sales of substantial amounts of our Common Stock in the public market, or the perception that such sales could occur, could put downward selling pressure on our shares, and adversely affect the market price of our Common Stock.

The large number of newly issued shares and shares issuable upon exercise of warrants could have an adverse affect on our stock price.

The Company is registering 7,908,655 shares of Common Stock and 3,954,329 shares of Common Stock issuable upon exercise of warrants that were recently sold by the Company in a private placement. Upon the effectiveness of the Registration Statement, which this Prospectus is a part of, such investors will have the ability to sell such shares without any volume restriction. Therefore, the price of our common stock could significantly decline if such investors elect to sell their shares in the market at times when there are not a corresponding number of investors willing to purchase such shares. In addition, the large number of outstanding warrants that are exercisable at $.85 per share would likely cause an overhang on the market and prevent the market price of the Common Stock from rising above the warrant exercise price.

There are limitations in connection with the availability of quotes and order information on the OTC Bulletin Board

Trades and quotations on the Over the Counter Bulletin Board (the "OTCBB") involve a manual process, and the market information for such securities cannot be guaranteed. In addition, quote information, or even firm quotes, may not be available. The manual execution process may delay order processing and intervening price fluctuations may result in the failure of a limit order to execute or the execution of a market order at a significantly different price. Execution of trades, execution reporting and the delivery of legal trade confirmation may be delayed significantly. Consequently, one may not be able to sell shares of our Common Stock at the optimum trading prices.

There are delays in order communication on the OTCBB.

Electronic processing of orders is not available for securities traded on the OTCBB and high order volume and communication risks may prevent or delay the execution of one's OTCBB trading orders. This lack of automated order processing may affect the timeliness of order execution reporting and the availability of firm quotes for shares of our Common Stock. Heavy market volume may lead to a delay in the processing of OTCBB security orders for shares of our Common Stock, due to the manual nature of the market. Consequently, one may not able to sell shares of our Common Stock at the optimum trading prices.

There is limited liquidity on the OTCBB.

When fewer shares of a security are being traded on the OTCBB, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information. Due to lower trading volumes in shares of our Common Stock, there may be a lower likelihood of one's orders for shares of our Common Stock being executed, and current prices may differ significantly from the price one was quoted by the OTCBB at the time of one's order entry.

There is a limitation in connection with the editing and canceling of orders on the OTCBB.

Orders for OTCBB securities may be canceled or edited like orders for other securities. All requests to change or cancel an order must be submitted to, received and processed by the OTCBB. Due to the manual order processing involved in handling OTCBB trades, order processing and reporting may be delayed, and one may not be able to cancel or edit one's order. Consequently, one may not able to sell shares of our Common Stock at the optimum trading prices.

Increased dealer compensation could adversely affect the stock price.

The dealer's spread (the difference between the bid and ask prices) may be large and may result in substantial losses to the seller of shares of our Common Stock on the OTCBB if the stock must be sold immediately. Further, purchasers of shares of our Common Stock may incur an immediate "paper" loss due to the price spread. Moreover, dealers trading on the OTCBB may not have a bid price for shares of our Common Stock on the OTCBB. Due to the foregoing, demand for shares of our Common Stock on the OTCBB may be decreased or eliminated.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of Common Stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or stockholders whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by our stockholders that are non-affiliates that have satisfied a two-year holding period. Any substantial sale, or cumulative sales, of our Common Stock pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our securities.

NOTE ON FORWARD LOOKING STATEMENTS

Certain statements contained in this prospectus constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission and within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

BUSINESS

Our Business

General

Hudson Holding Corporation (“Holding”), is a holding company and is the parent of its wholly owned subsidiaries, namely Hudson Securities, Inc. (“Hudson”) and Hudson Technologies, Inc. (“Technologies”), (collectively the “Company”) Hudson (formerly Wien Securities Corp. ("Wien")) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company has offices in New Jersey and Florida. Technologies was formed for the purpose of providing software development and technology services for Hudson and for third parties.

In January 2003, the stockholders of Wien entered into an agreement whereby they granted certain new employees (the "Trading Group") an option to acquire 51% of the outstanding shares of Wien's common stock ("51% Option") from Wien's stockholders. Upon the exercise of the 51% Option, the Trading Group would be entitled to purchase the remaining outstanding shares of Wien's common stock within six months, pending NASD approval of the transfer of Wien's common stock.

In May 2004 the Wien stockholders and the Trading Group amended the agreement, which changed the 51% Option to a 100% option. Wien received NASD approval for this transaction and on June 30, 2004 the Trading Group consummated the purchase of all of the outstanding shares of Wien's common stock. Subsequently, on July 21, 2004 Wien formed a wholly owned subsidiary named Hudson Capital Markets, Inc. ("HCMI"), which was organized in the state of Delaware. On July 31, 2004, Wien was merged into HCMI, with HCMI becoming the survivor ("HCMI Merger") and the name was changed to Hudson Securities, Inc.

In December 2004, Hudson entered into an Agreement and Plan of Merger (the "Agreement") with Health Outcomes Management, Inc. ("HOM"), a non-operating public company. On May 3, 2005, under the terms of the Agreement, Hudson's stockholders exchanged all of their shares of common stock and warrants for shares of HOM common stock (the "Exchange"). The HOM shares that were issued represented 94% of HOM's outstanding interest at the time of this exchange. In connection with the legal form of this transaction, Hudson became a wholly owned subsidiary of HOM. On September 6, 2005, HOM changed its name to Hudson Holding Corporation and effectuated a one for eight reverse stock split for all stockholders of record as of the close of business on June 13, 2005. For financial reporting purposes, the Exchange represents a capital transaction of Hudson or a "reverse merger" rather than a business combination.

Operations

Hudson is a member of the National Association of Securities Dealers and is insured by the Securities Investor Protection Corporation. Hudson is a market maker trading more than 7,000 securities quoted on the NASDAQ stock market, the OTC Bulletin Board, and the National Quotation Bureau’s Pink Sheets , and specializes in providing liquidity in less liquid, difficult to trade stocks. Hudson also trades approximately 500 securities listed on certain US and foreign exchanges. Hudson has been in business since 1984.

As a market maker, Hudson provides its customers with order executions. When customers come to Hudson seeking to buy or sell securities, the firm works to satisfy the customers’ needs, either by finding counterparties willing to trade with the customers (obtaining liquidity) or, where appropriate, by taking the other side of the trades, thereby providing liquidity by purchasing or selling the securities itself. In a sense, liquidity is the product that Hudson sells to its customers.

Hudson’s customers are firms that require liquidity to complete stock trades, funds whose investment decisions call for shifts into or out of certain stocks, retail customers, professional traders who want to establish or liquidate their positions, and other retail brokerage firms whose individual investor clients wish to buy or sell securities. By trading with Hudson, its customers are able to obtain liquidity.

Providing trade executions generates two types of revenue for Hudson, commission revenue and trading revenue.

Commission revenue comes from the fees that Hudson charges its customers for executing their orders, generally a fixed price per share traded. Revenue may vary with the number and size of Hudson’s customers and with their level of trading activity. Commission revenue is free of market risk for Hudson since Hudson acts as an agent and does not take any proprietary security positions.

Trading revenue is derived from the profit and loss associated with purchases and sales of securities for Hudson’s trading account, for securities in which Hudson makes markets. In doing so, the firm itself is at risk to changes in stock prices. Trading profits are obtained by paying less to buy shares for its own account than the firm receives for selling those shares. Because the price for which the firm is willing to purchase shares (its “bid” price) is always less than the price at which it would then sell those shares (its “ask” price), trading with a customer presents a market maker with an opportunity to capture the difference between these prices (the “bid-ask spread”) provided it can find a contra-party with whom to trade in the same security before the stock price moves against the trader. Finding a counter party to take the other side of a trade can be challenging, and failure to find a counter party at the right price or time can lead to a loss.

Competitive Advantages

Hudson believes that it differentiates itself by the stocks it trades and by the customers it serves. While many of the firm’s competitors emphasize NASDAQ National Market stocks, Hudson focuses on providing liquidity in difficult-to-trade stocks, including shares quoted on the OTC Bulletin Board and Pink Sheets and second tier and Small-Cap NASDAQ stocks. At a time when much of the industry is shifting toward serving institutional customers, Hudson’s strategy is to maintain and grow existing relationships with retail firms while seeking to attract new customers from among other retailers that the firm’s competitors neglect.

Technology

Hudson maintains a multi-tier connectivity network to receive customers’ orders, to monitor the markets, and to communicate with trading partners. Hudson’s traders have the ability to trade all U.S. equities, using Sungard’s BRASS order management system to process incoming orders and its UMA market access system and the NASDAQ Level III system to enter orders. These systems interface with Goldman Sachs Execution & Clearing, L.P. (Hudson’s clearing broker) to ensure trades are processed. The firm’s Jersey City and Boca Raton offices are in constant communication and can serve as back-up for one another in case of system failures.

Hudson has migrated to Sungard’s “dedicated complex” on which Hudson can run its BRASS servers. The facility is capable of executing trades at peak rates of approximately triple the current average rate. Its complete implementation will also allow Sungard to be more responsive to Hudson’s needs, providing the ability to make changes to the system during trading hours, and it will facilitate the addition of a dedicated FIX-protocol communications server, which will simplify the setup of new customer connections. The FIX server is expected to be operational by the second quarter of 2007.

Hudson Technologies, Inc. (“HTI”) is a hardware and software technology division of Hudson Holdings Corporation. HTI creates and develops software to enhance the trading environment of Hudson Securities and to meet customers needs for customized services. To date, HTI has created applications that advance the base functionality of Brass, a Sungard Order Management System. The profit and loss system developed by HTI is a tool for equities sales traders of Hudson Securities which on a nightly basis calculates what they have earned based on their customer order flow. The system also creates a management report, as well as several other customer reports to enhance the value of Hudson Securities to its clients. To the extent that these programs may be useful for other brokerage firms, HTI may sell or license these programs to others.

HTI, through its value added vendor relationships, has created several modules using the Brass OAPI, (an open OPI which allows Hudson to write code to the application) which will be able to provide added functionality for the traders of Hudson Securities. HTI also operates a carrier neutral co-location data center where customers can rent cabinets, paying HTI a monthly fee. HTI also generates revenues by providing co-location customers with remote hands support .

Future Products and Services

Hudson is actively seeking to expand into complementary businesses, both by developing new product/service offerings that will be valuable to the firm’s existing customers and by entering into strategic partnerships with related businesses that can increase its number of new customers. The firm recently began trading listed securities and currently trades approximately 500 listed securities. There can be no assurance that we will meet our goal. Strategic partnership candidates include boutique investment banking and money management firms. It may be necessary to acquire new businesses or hire experienced personnel to effectuate plans in these areas, none of which have been identified to date.

The Market

Hudson focuses on attracting orders from retail brokerage firms and buy-side institutions, such as mutual funds, hedge funds and trusts.

Market makers’ main customers are retail brokers and institutions that require order executions for varieties of stocks, from widely traded issues, like those of S&P 500 and NASDAQ 100 companies, to less liquid securities such as NASDAQ Small-Cap, Bulletin Board, and Pink Sheet stocks.

While offering liquidity across a broad range of stocks to both institutional and retail brokerage customers, Hudson intends to focus its resources on increasing the firm’s market share as a liquidity provider to retail brokerage firms and on specializing in less liquid issues.

Management believes that retail order-entry firms are being neglected in the increasing competition among market makers for institutional customers, offering the firm an opportunity to increase its presence in that segment. Meanwhile, particularly as large competitors decrease their commitment to the market making business in light of recent “lean years,” lucrative retail brokerage customers may be interested in investigating alternative relationships, presenting Hudson with an opportunity to attract such customers. By establishing a large pool of retail orders, management believes that the firm will ultimately be better positioned to attract buy-side institutional firms in search of liquidity.

By focusing on less liquid stocks, the firm avoids some of the fiercest competition among market makers and other liquidity providers such as Electronic Crossing/Communication Networks (ECN’s). At the same time, Hudson provides a less available service, finding a firm willing to fill an order for little-known pink sheet stocks. However, trading less liquid issues exposes firms to greater price volatility and thus greater risk. There is less investor interest in trading such securities, but the wider spreads have greater profit potential. Hudson trades many of the most active NASDAQ National Market stocks, and by focusing on smaller issues management hopes to appeal to retail brokers in need of liquidity while maximizing the firm’s profit potential.

Industry Analysis

Historically, a handful of market makers have accounted for most of the shares traded. Retail brokers and institutions prefer to have relationships with (and communication links to) more than one market-maker. This engenders competition among market makers, inducing them to offer fast executions, favorable prices, payment for order flow, liquidity, research, convenience, and trustworthiness.

Industry Participants

Over the last several years there has been a rapid consolidation in the market making industry, as global financial corporations that entered the business near the height of the market in the late 1990’s subsequently scaled back, as the market (and trading volumes and profits) retreated. While 200+ “market makers” are currently registered to trade bulletin board stocks*, we believe that many choose to register as market makers for technical reasons, and only a handful of these firms (including Hudson) actively compete to fill orders from retail brokers’ customers. Historically, two of the largest market makers, Knight Equity Markets and UBS Securities, dominate the market, accounting for a majority of NASDAQ, OTC Bulletin Board and Pink Sheet volume.

*according to http://www.otcbb.com/dynamic/tradingdata/MarketMakersPositions/MMakersdata.htm

Competition

Market making can be viewed by some as a commodity business, with participants all offering prompt executions of customer orders. But in an industry where everyone sells (or buys) identical shares of stock, there are criteria whereby market makers manage to distinguish themselves from their competition. Factors on which market makers compete include execution quality (speed and price), payment for orderflow, securities traded and available liquidity, research, service, ease of use and relationships.

Many of our competitors have greater financial, technical and personnel resources than Hudson. We compete with over 200 market makers, and specifically with Knight Trading Group and UBS Securities, two of the largest market makers. Our ability to continue to compete with other market makers will depend on our financial resources, trading ability, and our ability to provide other complementary services to our clients.

To help attract new customers, the firm is striving to increase the list of securities available for trading. Since the beginning of 2003, Hudson began making markets in 1,200 additional NASDAQ stocks. In addition, the firm recently began trading 500 securities which are listed on certain US and foreign exchanges. Management is committed to expanding the list even more going forward, particularly with the future deployment of the firm’s automated trading system.

Future Growth

In addition to growing its market making business, the firm also intends to enter other (related) business lines, as discussed below. Management believes that entering other related businesses will help reduce earnings fluctuations. In addition, management hopes that the introduction of related business lines will help the firm to attract new customers to its market making business. The firm intends to pursue both organic growth and acquisitions to meet this goal, although there can be no assurance that management will meet these goals.

Furthermore, management is considering building a retail brokerage business driven by independent sales representatives. The firm would offer brokerage business necessities (office space, trading and clearing systems, statement generation) to retail brokers who prefer not to work in the traditional brokerage environment. Brokers would be allowed wide latitude in deciding how to best service their customers (subject to relevant industry rules). With such a division, in addition to adding a potentially profitable business, Hudson would effectively create a new customer for its market making services.

Government Regulation

The securities industry in the United States is subject to extensive regulation under both federal and state laws. The Company is registered as a broker-dealer with the SEC and certain state securities divisions. Much of the regulation of broker-dealers has been delegated to self-regulated organizations, principally the NASD, Nasdaq and national securities exchanges. These self-regulatory organizations adopt rules (subject to approval by the SEC) that govern the industry and conduct regular and periodic examinations of our operations. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business. The Company is also subject to oversight by the U.S. Department of Labor in connection with our benefit plans.

Significant legislation, rule-making and market structure changes have occurred over the last five years that have had an impact on the Company. First, decimalization was introduced in January 2001 in NYSE and AMEX listed securities, and in Nasdaq markets in April 2001. Decimalization, combined with the one-penny minimum price increment, has had a dramatic reduction in average spreads, which in turn has had a profound effect on our profitability. Second, in 2002 Nasdaq launched SuperMontage, a Nasdaq routing and execution system. SuperMontage transformed Nasdaq from a quote-driven market to a full-order-driven market as quotes and orders are treated the same. Under SuperMontage, market makers and ECNs are able to show trading interest at five different price levels, allowing investors to see individual and aggregated interest across all market participants at the National Best Bid or Offer (“NBBO”) and four additional layers above or below the NBBO. Third, the introduction of SuperMontage, which is not used by all market participants, and the increase in trading of Nasdaq-listed securities by other exchanges has created market fragmentation. This lack of linkage between market centers has resulted in an increase in locked and crossed markets, fragmented liquidity pools and different market centers using different sets of regulatory rules and regulations. Fourth, the U.S. Patriot Act of 2001, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. The increased obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and to share information with other financial institutions, requires the implementation and maintenance of internal practices, procedures and controls which will increase our costs and may subject us to regulatory inquiries, claims or penalties. Lastly, the Sarbanes-Oxley Act of 2002 has led to sweeping changes in corporate governance. This far reaching legislation has significantly affected public companies by enacting provisions covering corporate governance, board of directors and audit committee structure, management and control structure, new disclosure requirements, oversight of the accounting profession and auditor independence. The SEC also responded by, among other things, requiring chief executive officers and chief financial officers of public companies to certify the accuracy of certain financial reports and other SEC filings.

The regulatory environment in which we operate is subject to constant change. Our business, financial condition and operating results may be adversely affected as a result of new or revised legislation or regulations imposed by the U.S. Congress, the SEC, other U.S. and state governmental regulatory authorities, or the NASD. Our business, financial condition and operating results also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities.

Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect the method of operation and profitability of regulated broker-dealers.

The NASD and Net Capital Requirements

Regulatory bodies, including the NASD, are charged with safeguarding the integrity of the securities and with protecting the interests of investors participating in those markets. Broker-dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of clients’ funds and securities, capital structure, record keeping and the conduct of directors, officers and employees.

The SEC, NASD and various other regulatory agencies have rigid rules, including the maintenance of specific levels of net capital by securities brokers and dealers pursuant to the SEC’s Uniform Net Capital Rule 15c3-1 with which the Company must comply. As of December 31, 2006, the Company had total net capital of $8,735,446, which is $7,735,446 in excess of the Company’s minimum net capital requirement of $1,000,000.

Additionally, the Company is subject to periodic, routine finance and operations reviews by the NASD staff and state securities divisions. It should be noted that the Company has a disciplinary record with the NASD and fines have been levied against the Company for violations that occurred during the tenure of the prior management. Given the NASD’s policy of progressive disciplinary actions, this prior record could adversely impact the Company if we are cited for additional violations. On May 5, 2006, the NASD levied a fine of $72,500 against the Company related to examinations and reviews conducted during the 2003 and 2004 calendar years.

Employees

As of December 31, 2006, we employed 83 individuals. Of the 83 employees, 6 are in management, 34 are in trading, 30 are in sales, 2 are in compliance, 7 are in technology and 4 are in administration. We believe that our relations with our employees are good. None of our employees are represented by a union or any collective bargaining agreement.

Corporate Information

Our principal offices are located at 111 Pavonia Avenue, 15th Floor, Jersey City, New Jersey 07310 and our telephone number is (201) 216-0100. Our corporate website is http://www.hhc.bz. The information on our website is not incorporated by reference to this annual report.

Properties

Our corporate headquarters are located in 26,875 square feet of office space at 111 Pavonia Avenue in Jersey City, New Jersey, which incorporates a state-of-the-art trading floor with 140 trading stations that was abandoned by a competitor. This lease expires in August 30, 2012 and our initial monthly base rent is $33,594. We believe that our new headquarters space is more than adequate to support our existing business, plus any intermediate term business expansion. We also lease space at 525 Washington Blvd., Jersey City, New Jersey (11,737 square feet of office space) at a monthly rent of $34,484. This lease expires in November 30, 2007. In addition, we maintain trading and sales offices in Tinton Falls, New Jersey and Boca Raton, Florida. Our offices include a total of 176 trading stations: 140 at headquarters in New Jersey, 16 in Tinton Falls and 20 in Florida.

Legal Proceedings

The Company has been named as a defendant in various actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of the Company’s management the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. If and when all of the warrants held by the selling stockholders are exercised, we will receive the proceeds from the exercise of those warrants. If these warrants are exercised in full, we may receive up to $3,361,180, which we intend to use for working capital and other general corporate purposes.

SELLING STOCKHOLDERS

Up to an aggregate of 11,862,984 shares of common stock may be offered under this prospectus consisting of (i) 7,908,655 shares of common stock, and (ii) up to 3,954,329 shares of common stock issuable upon the exercise of warrants.

All proceeds of this offering will be received by the selling stockholders for their own account. We may receive proceeds in connection with the exercise of the warrants, the underlying shares associated with which may, in turn, be sold by the selling stockholders. As used in this prospectus, the term “selling stockholder” includes the selling stockholders listed below and their transferees, assignees, pledgees, donees or other successors.

The following table sets forth, to our knowledge, certain information about the selling stockholders as of the date of this prospectus None of the selling stockholders, other than Mr. David Weisberg, who is a sales person at Hudson Securities, Inc., Mr. Patrick McBrien, who is a Managing Director at Deutsche Bank Private Wealth Management, and Mr. Ronald Pasternak, who is Executive Vice President and Head of Sales at Hudson Securities, Inc., is associated with a registered broker-dealer.

Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by the holder and the percentage ownership of the holder, shares of common stock issuable upon conversion of the note and upon exercise of the warrant held by the holder that are currently convertible or are exercisable within 60 days after the date of the table are deemed outstanding.

The percent of beneficial ownership for the selling stockholder is based on 36,725,185 shares of common stock outstanding as of the date hereof. Shares of common stock subject to warrants, options and other convertible securities that are currently exercisable or exercisable within 60 days of the date hereof, are considered outstanding and beneficially owned by a selling stockholder who holds those warrants, options or other convertible securities for the purpose of computing the percentage ownership of that selling stockholder but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder.

The following table sets forth information as of that date regarding beneficial ownership of our common stock by each of the selling stockholders before and immediately after the offering. Actual ownership of the shares is subject to exercise of the warrants.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling stockholders.

After the date of effectiveness of the registration statement of which this prospectus is a part, the selling stockholders may have sold or transferred, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act, some or all of its common stock. Information about the selling stockholders may change over time.

Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

Name	Number of Shares of common stock, not including shares issuable on conversion of warrants, Beneficially Owned	Number of Shares Represented by warrants, Beneficially Owned	Total Number of Shares of common stock Beneficially Owned	Percentage Benefically Owned before the Offering	Number of Shares to be Offered for the Account of the Selling Stockholder(1)	Number of Shares to be Owned after this Offering	Percentage to be Beneficially Owned after this Offering
Harold Altman	125,000	62,500	187,500	*	187,500	-0-	-0-
Joshua Altman & Eli Katz	166,667	83,334	250,001	*	250,001	-0-	-0-
Baxter Capital Management LLC (Paul Gozzo, President)	50,000	25,000	75,000	*	75,000	-0-	-0-
Jonathan Blaustein	166,667	83,334	250,001	*	250,001	-0-	-0-
Jack Eizikovitz	333,334	166,667	500,001	1.3%	500,001	-0-	-0-
Leeor Farshad Farhadian	125,000	62,500	187,500	*	187,500	-0-	-0-
Nasser Dan Farhadian	125,000	62,500	187,500	*	187,500	-0-	-0-
Iroquois Master und Ltd. (Joshua Silverman, Authorized Signatory)	416,670	208,335	625,005	1.7%	625,005	-0-	-0-
Andrew Katz	149,980	74,990	224,970	*	224,970	-0-	-0-
Benjamin Katz & Eli Katz	83,334	41,667	125,001	*	125,001	-0-	-0-
Daniel Katz & Eli Katz	83,334	41,667	125,001	*	125,001	-0-	-0-
Eli Katz	416,667	208,334	625,001	1.7%	625,001	-0-	-0-
Talia Katz & Eli Katz	83,334	41,667	125,001	*	125,001	-0-	-0-
Keukenhof Equity Fund, L.P. (Michael C. James, General Partner)	708,334	354,167	1,062,501	2.9%	1,062,501	-0-	-0-
Patrick McBrien	126,000	62,500	188,500	*	187,500	1,000	*
Meadowbrook Opportunity Fund LLC (Michael Ragins, Manager)	833,334	416,667	1,250,001	3.4%	1,250,001	-0-	-0-
Ronald Pasternak	750,000	375,000	1,125,000	3.1%	1,125,000	-0-	-0-
Harry Strulovici, MD	50,000	25,000	75,000	*	75,000	-0-	-0-

South Ferry #2 LP (Morris Wolfson, Portfolio Manager) (2)	2,250,000	1,125,000	3,375,000	8.9%	3,375,000	-0-	-0-
Robert I. Turner	142,000	71,000	213,000	*	213,000	-0-	-0-
David Weisberg	100,000	50,000	150,000	*	150,000	-0-	-0-
Aaron Wolfson	250,000	125,000	375,000	1%	375,000	-0-	-0-
Eric M. Zachs	250,000	125,000	375,000	1%	375,000	-0-	-0-
Scott E. Zelnick	125,000	62,500	187,500	*	187,500	-0-	-0-
Total	7,909,655	3,954,329	11,863,984		11,862,984	1,000	*
__________________

* Less than one percent.

None of the Selling Shareholders, other than Mr. Ronald Pasternak and Mr. David Weisberg, has or in the past three years has had any position, office or material relationship with Hudson or any or our predecessors or affiliates. Mr. Pasternak is Executive Vice President and Head of Sales at Hudson Securities, Inc. Mr. Weisberg became a registered salesperson at Hudson Securities, Inc. in January, 2007.

(1)	Assumes that all shares of common stock offered in this prospectus and otherwise beneficially owned will be sold.

(2)
Their address is One State Street Plaza, 29th Floor New York, New York 10004. Aaron Wolfson and Abraham Wolfson are the General Partners of South Ferry #2 LP, however, all of the voting and dispositive power over South Ferry #2’s portfolio has been delegated by its general partners to Morris Wolfson, its portfolio manager. Aaron Wolfson, Abraham Wolfson and Morris Wolfson each disclaim beneficial ownership over the shares owned by South Ferry #2 LP.

The selling stockholders and we are not making any representation that any shares covered by the prospectus will or will not be offered for sale or resale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The shares offered by this prospectus may be offered from time to time by the selling stockholder named above.

PLAN OF DISTRIBUTION

Selling stockholders may offer and sell, from time to time, the shares of our common stock covered by this prospectus. The term selling stockholders includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their securities by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the NASDAQ National Market;

•	in making short sales or in transactions to cover short sales;

•	in put or call option transactions relating to the shares;

•	in privately negotiated transactions; and

•	in options, swaps or derivatives transactions.

The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

To the extent required, we may amend or supplement this prospectus to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of shares of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares of our common stock short and redeliver the securities to close out their short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of securities offered by this prospectus, which securities the broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect the transaction. The selling stockholders may also loan or pledge securities to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution, may affect sales of the loaned or pledged securities pursuant to this prospectus, as supplemented or amended to reflect the transaction.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be treated as “underwriters” within the meaning of the Securities Act in connection with sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be treated as underwriting discounts and commissions.

The selling stockholders and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 (Exchange Act). The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and other participating persons. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular security being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities. We have informed the selling stockholders that the anti-manipulation rules of the SEC, including Regulation M promulgated under the Exchange Act, may apply to their sales in the market.

We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders and the selling stockholders have agreed to indemnify us against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or re-allowed or paid to any dealer, and the proposed selling price to the public.

We are paying all expenses and fees in connection with the registration of the shares. The selling stockholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of their shares.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth information regarding the members of our board of directors and our executive officers.

Name	Age	Position

Martin C. Cunningham	47	Chairman of the Board of Directors and Chief Executive Officer

Keith R. Knox	48	President, Secretary and Director

Mark Leventhal	50	Executive Vice President and Director

Peter J. Zugschwert	41	Director

Joanne V. Landau	51	Director

Carmine V. Chiusano	65	Director

The principal occupations for the past five years (and, in some instances, for prior years) of each of our directors and officers are as follows:

Martin Cunningham has been a director of Hudson and has served as its Chief Executive Officer since 2004. From August 2003 until joining Hudson, Mr. Cunningham was an employee of Wien Securities, Inc. From February 2003 until August 2003, Mr. Cunningham was President of Wien Securities, Inc. From 1996 to December 2002, Mr. Cunningham was Senior Vice President and Head of Equity Trading at Schwab Capital Markets (formerly Mayer & Schweitzer).

Keith Knox has been a director of Hudson and has served as its President since 2004. From January 2003 until joining Hudson, Mr. Knox was a Vice President of Wien Securities, Inc. From 1984 to December 2002, Mr. Knox was a trader with Schwab Capital Markets (formerly Mayer & Schweitzer).

Mark Leventhal has been a director of Hudson and has served as its Executive Vice President since 2004. From January 2003 until joining Hudson, Mr. Leventhal was a Vice President of Wien Securities, Inc. From 1989 to December 2002, Mr. Leventhal was manager of NASDAQ Trading at Schwab Capital Markets (formerly Mayer & Schweitzer).

Peter J. Zugschwert served as President of the Company from December 1997 through May 2005 and CEO of the Company from September 1997 to May 2005. Prior to joining the Company, he was the Senior Vice President of Operations for Baratz Financial, Inc. since June 1995.

Joanne V. Landau has been a Director since May 2006. Ms. Landau has been the President of Kurtsam Realty Corp. since 2003. From 2000 to 2002, she was Senior Vice President, Head of Strategic Marketing and Communications with Zurich Scudder - Deutsche Asset Management/Investments and from 1990 to 1999, Ms. Landau was with The Citibank Private Bank/Investments, a subsidiary of Citigroup, of last as Vice President, Head of Global Marketing and Communications.

Carmine V. Chiusano has been a Director since May 2006. From 1968 to 2004, Mr. Chiusano was was employed by Schwab Capital Markets (formerly Mayer & Schweitzer), most recently as Senior Vice President, Chief Operating Officer.

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Three of our six directors are considered “independent” under the SEC’s new independence standards. Officers are elected annually by the board of directors and serve at the discretion of the board.

There are no family relationships among our directors and executive officers. No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it.  No director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding.  No director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities. No director or officer has been found by a court to have violated a federal or state securities or commodities law.

None of our directors or executive officers or their respective immediate family members or affiliates is indebted to us. As of the date of this filing, there is no material proceeding to which any of our directors, executive officers or affiliates is a party or has a material interest adverse to us.

Board Committees

Our board of directors has three standing committees to assist it with its responsibilities. These committees are described below.

The Audit Committee, which was established in May 2006, is comprised solely of directors who satisfy the SEC and American Stock Exchange audit committee membership requirements, is governed by a board-approved charter, which contains, among other things, the committee’s membership requirements and responsibilities. The audit committee oversees our accounting, financial reporting process, internal controls and audits, and consults with management and the independent registered public accounting firm (the "independent auditors") on, among other items, matters related to the annual audit, the quarterly financial statements and the application of United States generally accepted accounting principles. As part of its duties, the audit committee appoints, evaluates and retains our independent auditors. It maintains direct responsibility for the compensation, termination and oversight of our independent auditors and evaluates the independent auditors' qualifications, performance and independence. The committee also monitors compliance with our policies on ethical business practices and reports on these items to the board. The audit committee has established policies and procedures for the pre-approval of all services provided by the independent auditors. Our audit committee is comprised of Ms. Landau and Messrs. Zugschwert and Chiusano, and Mr. Zugschwert is the chairman of the committee.

The board has determined that Mr. Zugschwert, who currently is a member of the board of directors and chairman of the audit committee, is the audit committee financial expert, as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the board has determined that Mr. Zugschwert is an independent director as that term is defined in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. The board made a qualitative assessment of Mr. Zugschwert’s level of knowledge and experience based on a number of factors, including his formal education, including an MBA in Finance, and experience as a Chief Financial Officer for more than ten years.

The Compensation Committee, which was established in May 2006, is comprised solely of independent directors, determines all compensation for our Chief Executive Officer; reviews and approves corporate goals relevant to the compensation of our Chief Executive Officer and evaluates our Chief Executive Officer’s performance in light of those goals and objectives; reviews and approves objectives relevant to other executive officer compensation; reviews and approves the compensation of other executive officers in accordance with those objectives; advises our board regarding our stock option plans; approves severance arrangements and other applicable agreements for executive officers; and consults generally with management on matters concerning executive compensation and on pension, savings and welfare benefit plans where board or stockholder action is contemplated with respect to the adoption of or amendments to such plans. The compensation committee is governed by a Board-approved charter. Our compensation committee is comprised of Ms. Landau and Messrs. Zugschwert and Chiusano, and Mr. Chiusano is the chairman of the committee.

The Nominating and Corporate Governance Committee, which was established in May 2006, considers and makes recommendations on matters related to the practices, policies and procedures of the board and takes a leadership role in shaping our corporate governance. The committee is governed by a Board-approved charter. As part of its duties, the committee assesses the size, structure and composition of the board and board committees, coordinates evaluation of board performance and reviews board compensation. The committee also acts as a screening and nominating committee for candidates considered for election to the board. In this capacity it concerns itself with the composition of the board with respect to depth of experience, balance of professional interests, required expertise and other factors. The committee evaluates prospective nominees identified on its own initiative or referred to it by other board members, management, stockholders or external sources and all self-nominated candidates. The committee uses the same criteria for evaluating candidates nominated by stockholders and self-nominated candidates as it does for those proposed by other board members, management and search companies. Our nominating committee is comprised of Ms. Landau and Messrs. Zugschwert and Chiusano, and Ms. Landau is the chairman of the committee.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applying to our directors, officers and employees. The Code is reasonably designed to deter wrongdoing and promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the SEC and in other public communications made by us, (iii) compliance with applicable governmental laws, rules and regulations, (iv) the prompt internal reporting of violations of the code to appropriate persons identified in the code, and (v) accountability for adherence to the Code.

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding the number of shares of our common stock beneficially owned on December 31, 2006 by:

•	each person who is known by us to beneficially own 5% or more of our common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers, as a group.

Except as otherwise set forth below, the address of each of the persons listed below is Hudson Holding Corporation, 111 Town Square Place, Suite 1500A, Jersey City, New Jersey 07310.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)

Directors and Executive Officers:

Martin C. Cunningham	4,178,565	11.4%

Keith R. Knox	4,178,565	11.4%

Mark Leventhal	4,348,565	11.8%

Peter J. Zugschwert(3)	224,356	*

Joanne V. Landau(3)	10,000	*

Carmine V. Chiusano(3)	10,000	*

All executive officers and directors as a group (6 persons)	12,950,051	35.3%

Other 5% or Greater Stockholders:

Kenneth D. Pasternak(4)	9,081,789	24.7%

Steven L. Winkler(5)	4,348,565	11.8%

South Ferry #2 LP(6)	3,375,000	8.9%

__________________

•	Less than 1% of outstanding shares.

(1)	Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person.

(2)	Based upon 36,725,185 shares of our common stock outstanding on December 31, 2006.

(3)	Includes 10,000 shares of Common Stock issuable upon exercise of Stock Options to these directors

(4)	Includes 833,335 shares of Common Stock issuable upon exercise of Warrants. The address for Mr. Pasternak is 111 E. Saddle River Road, Saddle River, N.J. 07458.

(5)	Mr. Winkler is employed by Hudson Securities, Inc., a wholly-owned subsidiary of Hudson Holding Corporation, as Co-Head of Nasdaq and Foreign Trading.

(6)	Includes 1,125,000 shares of common stock issuable upon exercise of warrants. Aaron Wolfson and Abraham Wolfson are the General Partners of South Ferry #2 LP, however, all of the voting and dispositive power over South Ferry #2’s portfolio has been delegated to Morris Wolfson, its portfolio manager. Aaron Wolfson, Abraham Wolfson and Morris Wolfson each disclaim beneficial ownership over the shares owned by South Ferry #2 LP. The address for South Ferry #2 LP is One State Street Plaza, 29th Floor, New York, New York 10004.

Certain Relationships and Related Transactions

None.

DESCRIPTION OF SECURITIES

General

The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Delaware law.

Our authorized capital stock consists of 101,000,000 shares, 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. As of December 31, 2006, these were 36,725,185 shares of Common Stock issued and outstanding and no Preferred Stock issued and outstanding. These figures do not include securities to be issued pursuant to outstanding warrants or our Amended and Restated 2005 Stock Option Plan.

Common Stock

The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the board out of funds legally available therefor. In the event of the Company’s liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of blank check preferred stock, the rights, privileges and preferences of which may be designated by our board of directors from time to time. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, or other rights that could adversely affect the rights of our stockholders. These shares may have rights which are senior to our common stock. Preferred stock may be issued in the future in connection with acquisitions, finances or such other matters as our board of directors deems to be appropriate. In the event that any such shares of preferred stock shall be issued, a certificate of designation, setting forth the series of such preferred stock and the relative rights, privileges and designations with respect thereto, shall be filed with the Secretary of State of the State of Delaware. The effect of such preferred stock is that our board of directors alone may authorize the issuance of preferred stock which could have the effect of making more difficult or discouraging an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

There are currently no plans, understandings or arrangements for the sale or issuance of any shares of our preferred stock.

Warrants We are Registering in this Prospectus

We have outstanding warrants to purchase an aggregate of up to 7,122,774 shares of our Common stock. Holders of the warrants are entitled to standard anti-dilution protection for splits, dividends, subdivisions, distributions, reclassifications and combinations of our common stock.

Of the total warrants outstanding. 1,760,590 of such warrants are exercisable at $1.05 per share, 4,787,664 warrants are exercisable at $.85 per share and 574,520 warrants are exercisable at $.60 per share. In this prospectus we are registering 3,954,329 of the warrants which are exercisable at $.85 per share. The warrants being registered are exercisable through 2011 and must be exercised by the payment of cash, except if there is no effective registration statement covering the resale of the shares of Common stock underlying the warrants, in which case, a holder may exercise their warrants on a cashless basis. A portion of the individual holders of these Warrants are not entitled to exercise any such Warrant held by them, if such exercise would cause such holder to be deemed to beneficially own in excess of 5% of the outstanding shares of our Common stock on the date of issuance of such shares.

Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, which restricts certain transactions and business combinations between a corporation and an “interested stockholder” (as defined in Section 203) owning 15% or more of the corporation’s outstanding voting stock, for a period of three years from the date the stockholder becomes an interested stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of our outstanding voting stock (excluding shares held by the interested stockholder), Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of the corporation’s stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

Transfer Agent and Registrar

American Stock Transfer is the transfer agent for our common stock. The address for American Stock Transfer is 59 Maiden Lane, New York, NY 10038.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Our certificate of incorporation provides that all our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted under the Delaware General Corporation Law, provided that they acted in good faith and that they reasoned their conduct or action was in, or not opposed to, the best interest of our company.

Our Bylaws provide for indemnification of our officers, directors and others who become a party to an action on our behalf by us to the fullest extent not prohibited under the Delaware General Corporation Law. Further, we maintain officer and director liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of results of operations and financial condition is based upon, and should be read in conjunction with, our consolidated financial statements and accompanying notes thereto included elsewhere herein.

Fiscal year ended March 31, 2006, as compared to the year ended March 31, 2005.

We had overall revenues of $20.2 million for fiscal 2006 as compared to $21.2 million for fiscal 2005. Net trading gains declined to $17.6 million from $19.4 million during the prior fiscal year. However, the fourth quarter net trading gains of $6.9 million represented the best quarterly results during the last two fiscal years, an improvement from the $6.4 million generated during the first quarter of fiscal 2005 and the $3.4-5.0 million levels generated during the intervening quarterly periods. The nature of our business is that our quarterly net trading gains can be subject to substantial volatility as a result of market conditions (prices and volume). Commission revenues increased to $2.5 million from $1.6 million during the prior fiscal year. A hedge fund execution team that was added during the second quarter of fiscal 2005 was responsible for $0.8 million of the commission revenue increase. However, this team exited during the first quarter of fiscal 2007 following the loss of a significant client and a recognition that primarily low-margin business remained. Consistent with our business plan, we’re in the process of recruiting an established institutional sales group which would generate additional commission revenues, although there can be no assurance that we will be successful in attracting such a group.

Our cost structure consists of both variable costs, such as commissions and clearing charges, and fixed costs, such as salaries and related (including payroll taxes and benefits), communications (quote, trading, order management and telecommunication services), occupancy (rent, electricity, maintenance and real estate taxes) professional fees (attorneys and auditors), business development (travel, entertainment and advertising) and other operating costs. From a compensation perspective, roughly half of our employees are salaried, while most of our traders and salesperson receive revenue-based commission payments.

Despite the decrease in overall revenues, pre-tax income increased to $1.3 million from $0.7 million, as expenses decreased by $1.5 million, primarily as a result of a $1.6 million decrease in commissions and clearing charges. Trader and salesperson commissions of $8.2 million (40.6% of revenues) in the current fiscal year declined compared to $9.5 million (45.1% of revenues) in the prior fiscal year, primarily because four employee shareholders are no longer compensated on a commissioned basis following the change-in-control. Clearance charges of $1.1 million (5.6% of revenues) in the current fiscal year declined compared to $1.4 million (6.6% of revenues) in the prior fiscal year, primarily due to ongoing negotiated rate reductions. Communication costs, which remained relatively steady at $4.6 million in the current fiscal year, represent order management, stock quotation and news services, in addition to telecommunications and networking costs.

Net income increased to $783,825 from $447,914 during the prior year. Income taxes increased to $469,000 from $234,000, partially due to the increase in pre-tax income and partially due to the fact that Hudson was not a C corporation, and therefore was not subject to federal and state income taxes, for the first seven months of the 2005 fiscal year.

Nine months ended December 31, 2006 compared to nine months ended December 31, 2005

We had overall revenues of $15,454,887 for the nine months ended December 31, 2006 as compared to $12,582,905 for the nine months ended December 31, 2005. Net trading gains increased to $13,615,470 from $10,482,732 during the same period in the prior year, partially due to an increase in trading and sales personnel.

Commission revenues for the nine months ended December 31, 2006 decreased to $1,699,352 from $2,032,895 during the same period last year. A hedge fund execution team that was added during the first quarter of fiscal 2005 exited during the three months ended June 30, 2006, generating negligible commission revenue during the nine months ended December 31, 2006, following the loss of a significant client and a recognition that primarily low-margin business remained. Recently, we added new institutional sales personnel, whcih added incremental commission revenues during the three months ended December 31, 2006.

Our cost structure consists of both variable costs, such as commissions and clearing charges, and fixed costs, such as salaries and related (including payroll taxes and benefits), communications (quote, trading, order management and telecommunication services), occupancy (rent, electricity, maintenance and real estate taxes) professional fees (attorneys and auditors), business development (travel, entertainment and advertising) and other operating costs. From a compensation perspective, roughly half of our employees are salaried, while most of our traders and salespersons receive revenue-based commission payments.

Pre-tax income increased to $110,055 for the nine months ended December 31, 2006, from a pre-tax loss of $365,842 for the nine months ended December 31, 2005. Currently, investments are being made in infrastructure (technology and space) which has increased our fixed cost base, but will enhance our future revenue generating capacity. The incremental profits associated with the increase in the nine month revenues was greater that the increase in our fixed cost base.

Commissions and clearing charges of $6,734,997 (43.6% of revenues) in the nine months ended December 31, 2006 compare to $5,830,037 (46.3% of revenues) in the nine months ended December 31, 2005, declined as a percentage of revenues, primarily because four employee shareholders were still compensated on a commissioned basis during the three months ended June 30, 2005, prior to the change-in-control. Communication costs of $4,081,725 in the nine months ending December 31, 2006, increased as compared to $3,385,101, primarily due to increased usage of ECN’s, which results in transaction-based charges. Salaries and related costs increased to $2,424,488 from $2,047,641 in the comparable nine months in the prior year, primarily due to salaries paid to four employee shareholders for an incremental three months during the current fiscal year, an increased IT commitment. plus costs associated with temporary workers related to our September 2006 headquarters move.

Net income increased to $8,184 for the nine months ended December 31, 2006, from a net loss of $313,540 during the same quarter last year. The income tax provision increased to $101,871 from a benefit of $52,302 during the comparable period last year.

Liquidity and Capital Resources

Working Capital

During the past nine months, our working capital (current assets less current liabilities) improved to $11,662,737 at December 31, 2006 from $6,305,309 at March 31, 2006, primarily as a result of a recent private placement of common stock and warrants, with net proceeds $5,480,697. We have not declared and paid, nor do we expect to declare and pay in the intermediate future, any dividends on our common stock. Current assets include unrestricted cash, receivable from broker-dealer (cash on deposit with our clearing broker), marketable securities and prepaid income taxes. All liabilities, with the exception of deferred taxes, are current liabilities.

We currently do not have any outstanding bank borrowings or long-term debt. Our requirement for funding is, and will be, driven by both working capital and regulatory net capital requirements associated with current operations, the enhancement of our technology, software development, and by potential future expansion into related activities and possible acquisition opportunities. See Note G to the consolidated condensed financial statements for the period ended December 31, 2006, for additional details related to regulatory net capital requirements. While our operations have been profitable during each of the last three fiscal years, any significant expansion or acquisition opportunities may still require additional subordinated debt or equity issuances in order to maintain the required levels of working capital or net capital, despite the proceeds realized from the recent private placement. There can be no assurance that we will be successful in attracting such funding, if necessary.

Our new headquarters space was recently renovated by the previous occupants and will not require material expenditures on our part, other than certain telecommunications equipment which is being leased over a two and a half year period with aggregate payments totaling approximately $250,000. Hudson Technologies Inc. (“HTI”) was formed as a Delaware corporation on May 22, 2006 and was initially funded with $150,000, which was supplemented by an additional $400,000 subsequent to the recent private placement, in order to accommodate an initial expense budget of approximately $25,000 per month. HTI could still require additional funds during its development stage. The purpose of HTI is to perform software development and technology services, both for the Company and for customers.

Our cash position only increased by $434,024 to $910,573 during the nine months ended December 31, 2006, after decreasing by $121,186 to $173,916 during the nine months ended December 31, 2005. However, it should be noted that the $8,237,649 and $4,866,550 receivable from broker-dealer balances at December 31, 2006 and March 31, 2006, respectively, represents additional funds on deposit with the Company’s clearing broker. A portion of these funds are required to be on deposit in order to meet regulatory requirements.

Operating Activities

Net cash used by operating activities was $4,480,639 during the nine months ended December 31, 2006, primarily as a result of a $3,371,099 increase in the receivable from broker-dealer balances and a $1,050,218 change from an income tax payable to an income tax receivable. Net cash provided by operating activities was $50,329 during the nine months ended December 31, 2005.

Investing Activities

Net cash used by investing activities was $566,034 during the nine months ended December 31, 2006. The usage of cash included $188,000 associated with the development of capitalized software, $153,034 associated with the purchase of furniture, equipment and leasehold improvements, plus $225,000 associated with an automatically renewable, fourteen month time deposit, which collateralizes an outstanding letter of credit deposited with our new Jersey City, New Jersey landlord as security. Net cash used in investing activities during the nine months ended December 31, 2005 was $171,515, which was entirely related to the purchase of furniture, equipment and leasehold improvements.

Financing Activities

Net cash provided by financing activities was $5,480,697 during the nine months ended December 31, 2006. This represents the proceeds, less issuance costs, from our recent private placement. See Note E[1] in the notes to the consolidated condensed financial statements for the period ended December 31, 2006 for additional details related to the private placement.

 Contractual Obligations

In connection with our operating activities, we enter into certain contractual obligations. Our future cash payments associated with these contractual obligations, are summarized below:

	Payments due in
For the years ended December 31,	2007	2008-2009	2010-2011	Thereafter	Total
Non-cancelable leases	749,000	931,000	1,028,000	376,000	3,084,000
Employment agreements	150,000	137,500	0	0	287,500
	899,000	1,068,500	1,028,000	376,000	3,371,500

 OFF BALANCE SHEET ARRANGEMENTS

On April 20, 2006, a financial institution issued a one-year, automatically renewable, irrevocable $225,000 standby letter of credit, on our behalf, to the landlord associated with our new office lease as a security deposit. The Company is obligated to maintain the letter of credit until sixty days after the August 30, 2012 expiration of the lease. The Company deposited $225,000 with the financial institution in the form of an automatically renewable fourteen month time deposit, in order to collateralize the letter of credit. As of September 30, 2006, we had no other off-balance sheet arrangements, as defined in Item 303(c)(2) of SEC Regulation S-B.

Critical Accounting Policies

Hudson Holding Corporation’s significant accounting policies, including the assumptions and judgments underlying them, are more fully described in our “Notes to Consolidated Financial Statements” in the financial statements included herein. Some of our accounting policies require the application of significant judgment by management in the preparation of the consolidated financial statements, and as a result, they are subject to a greater degree of uncertainty. In applying these policies, management uses its judgment to determine the appropriate assumptions to be used in calculating estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Hudson Holding Corporation has identified certain of its accounting policies as being most important to our consolidated financial condition and results of operations and which require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Hudson Holding Corporation’s critical accounting policies include the following:

Basis of presentation

The Company's historical balances of common stock and additional paid-in capital were adjusted retroactively to give effect to the shares issued in connection with the May 3, 2005 reverse merger, while the historical retained earnings is being carried forward.

Securities transactions

The Company records transactions in securities and the related revenue and expenses on a trade-date basis.
Securities owned and securities sold, but not yet purchased, are stated at market value with the resulting unrealized gains and losses reflected in trading gains, net.
Securities which do not have a readily ascertainable market value are valued at their estimated fair value as determined by management.

Goodwill

The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The goodwill in the Company’s financial statements represents the excess of the June 30, 2004 purchase price as compared to management’s assessment of the fair value of the net assets purchased. Under SFAS No. 142, goodwill is not subject to amortization, but rather an assessment, at least annually, of impairment is performed by applying a fair value based test. As a result of its assessments, the Company has determined that no such impairment needs to be recognized to date.

Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of liabilities and assets and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company records an estimated valuation allowance on its deferred income tax assets if it is not more than likely that these deferred income tax assets will be realized.

Prior to November 1, 2005, Hudson was taxed under the provisions of Subchapter "S" of the Internal Revenue Service Code ("Code") and the appropriate sections of the New Jersey Corporate Business Tax Law. Under those provisions, Hudson did not pay federal corporate income taxes on its taxable income and paid New Jersey corporate income taxes at a reduced rate. The stockholders were liable for individual federal and state income taxes on their respective share of the Company's taxable income.

Recent Accounting Pronouncements

In July 2006,  the FASB  issued  FASB  Interpretation  No. 48,  "Accounting  for Uncertainty in Income Taxes - an  interpretation  of FASB Statement No. 109" ("FIN 48"),  which  clarifies the accounting  for  uncertainty  in tax positions.  This Interpretation  requires  that the Company recognize  in its financial  statements,  the impact of a tax position,  if that  position  is more  likely than not of being sustained  on  audit,  based  on  the  technical  merits  of the  position.  The provisions of FIN 48 are effective as of the beginning of the Company's 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  Adoption of FIN 48 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  Adoption is required for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Early adoption of SFAS 157 is encouraged.  Adoption of SFAS 157 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In February, 2007, the FASB issued Statement of Financial Accounting Standard No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact SFAS 159 may have on our results of operations or financial position.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Equity

Our common stock has been listed and quoted on the OTC Bulletin Board under the symbol “HDHL.OB since September 5, 2005, and prior to that date, our common stock traded under the symbol “HOMI”. All prices reflected herein have been adjusted to reflect the 1-for-8 reverse split of our common stock that was effected on September 6, 2005. We estimate that we have approximately 280 holders of record of our common stock as of December 31, 2006.

The following table sets forth the high and low sales prices for our common stock for the fiscal years ended March 31, 2005 and 2006 and for the three quarters ended December 31, 2006, as reported by the OTC Bulletin Board:

	High	Low
Fiscal Year 2005
First Quarter	$0.57	$0.32
Second Quarter	0.40	0.24
Third Quarter	2.88	0.40
Fourth Quarter	3.12	1.20

Fiscal Year 2006
First Quarter	$2.00	$0.96
Second Quarter	1.44	0.90
Third Quarter	1.09	0.51
Fourth Quarter	1.75	0.53

Fiscal Year 2007
First Quarter	$2.00	$1.46
Second Quarter	1.60	0.93
Third Quarter	1.00	0.70

The high and low sales price as reported on the OTC Bulletin Board on March 1, 2007 was $0.80.

We have not declared or paid any cash dividends on our common stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, for the development of our business. Dividends may be paid on our common stock only if and when declared by our board of directors.

No prediction can be made as to the effect, if any, that future sales of shares of our common stock or the availability of our common stock for future sale will have on the market price of our common stock prevailing from time-to-time. Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock.

EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized for Issuance under Equity Compensation Plans

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	820,000	$1.06	1,180,000
Equity compensation plans not approved by security holders	-	-	-
Total	820,000	$1.06	1,180,000

The table above reflects the status of the Company’s equity compensation plans as of December 31, 2006

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by our chief executive officer and all other executive officers (the “Named Executive Officers”) who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

Summary Compensation Table [1]

Long-Term Compensation
		Annual Compensation		Awards	Payouts
Name and Principal Position	Fiscal Year Ending March 31,	Salary ($)	Bonus ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)

Martin C. Cunningham, Chairman and Chief Executive Officer	2006 2005	180,000 60,000	— —	— —	— —	— —

Keith R. Knox, President and Secretary	2006 2005	180,000 60,000	— —	— —	— —	— —

Mark Leventhal, Executive Vice President	2006 2005	180,000 60,000	— —	— —	— —	— —
__________________
Note:	Michael Picone, the Company’s former Chief Financial Officer, joined and left the Company during the fiscal year ended March 31, 2006, earning an aggregate salary of $116,667 during his tenure.

[1]	The table above reflects compensation for the current executive officers, during their term as executive officers, which is from June 30, 2004.

Director Compensation

Directors were not compensated for their service during the fiscal year ended March 31, 2006. On August 15, 2006, the board of directors resolved that compensation for each of the independent directors for the ensuing year would be $600 per month, plus immediately vested five -year options to purchase 10,000 shares of the Company’s common stock with an exercise price equal to the market price of the Company’s common stock on the August 15, 2006 grant date.

Employment Agreements

The Compensation Committee of our board of directors have approved the terms of each of the employment agreements described below. As of January 1, 2007, we entered into the employment agreements described below with each of the following persons.

Martin Cunningham as our Chief Executive Officer. The agreement provides for an initial term of five years, an annual salary to Mr. Cunningham of $200,000 and an annual bonus based on a formula of 5% of the firm’s net profits before taxes, payable quarterly, provided that net profits in such fiscal quarter is equal to or exceeds $1,200,000. Our board of directors may increase the amount of the bonus. The agreement also provides for the executive’s ability to participate in our health insurance program and a car allowance of $1,000 per month. In the event that Mr. Cunningham’s employment is terminated, other than with good cause, he will receive any bonus payment due through his termination date, all remaining salary payments, plus certain health insurance benefits.

Keith Knox as our President. The agreement provides for an initial term of five years, an annual salary to Mr. Knox of $200,000 and an annual bonus, based on a formula of 4% of the firm’s net profits before taxes, payable quarterly, provided that net profits in such fiscal quarter is equal to or exceeds $1,200,000. Our board of directors may increase the amount of the bonus. The agreement also provides for the executive’s ability to participate in our health insurance program and a car allowance of $1,000 per month. In the event that Mr. Knox’s employment is terminated other than with good cause, he will receive any bonus payment due through his termination date, all remaining salary payments, plus certain health insurance benefits.

FINANCIAL STATEMENTS

See Financial Statements beginning on Page F-1.

LEGAL MATTERS

The law firm of Ellenoff, Grossman & Schole LLP, of New York, New York, is passing on the validity of our common stock.

EXPERTS

The financial statements as of March 31, 2006 and for the years ended March 31, 2006 and 2005 included in this prospectus have been audited by Eisner LLP. as an independent registered public accounting firm, to the extent and for the periods indicated in their report thereon. Such financial statements have been included in this prospectus and the registration statement of which this prospectus forms in reliance upon the report of Eisner LLP and upon the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also make available free of charge our annual, quarterly and current reports, proxy statements and other information upon request. To request such materials, please contact Mr. Keith Knox at Hudson Holding Corp, 111 Town Square Place, Suite 1500A, Jersey City, New Jersey 07310. Additionally, please note that we file our SEC reports electronically. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our Internet address is http://www.hhc.bz. Our website and the information contained therein or connected thereto are not incorporated into this prospectus.

We have filed with the Commission a registration statement (which contains this prospectus) on Form SB-2 under the Securities Act relating to the common stock being offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC.

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HUDSON HOLDING CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hudson Holding Corporation

We have audited the consolidated statement of financial condition of Hudson Holding Corporation and subsidiary (the "Company") as of March 31, 2006 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended March 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hudson Holding Corporation and subsidiary as of March 31, 2006, and the consolidated results of their operations and cash flows for the years ended March 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
June 22, 2006

HUDSON HOLDING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

ASSETS
Cash	$476,549
Receivable from broker-dealer	4,866,550
Securities owned	3,735,397
Furniture, equipment and leasehold improvements, net	175,564
Deferred taxes	123,000
Other assets	377,630
Goodwill	1,111,179

$10,865,869

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Securities sold, but not yet purchased	$418,588
Commissions payable	1,194,143
Accrued expenses and other liabilities	578,922
Income taxes payable	581,534

Total liabilities	2,773,187

Commitments and contingencies (Notes I and K)

Stockholders' equity:
Preferred stock, $.001 par value, 1,000,000 shares authorized,
none issued	-
Common stock, $.001 par value, 100,000,000 shares authorized,
27,149,860 shares issued and outstanding	27,150
Additional paid-in capital	6,672,761
Retained earnings	1,392,771

Total stockholders' equity	8,092,682

$10,865,869

See notes to consolidated financial statements

HUDSON HOLDING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,
	2006	2005

Revenues:
Trading gains, net	$17,621,676	$19,412,005
Commissions	2,539,737	1,646,689
Interest and other income	66,236	103,689

	20,227,649	21,162,383

Expenses:
Salaries and related costs	2,746,988	2,805,676
Commissions and clearing charges	9,327,598	10,939,868
Communications	4,584,858	4,423,794
Occupancy	522,774	563,084
Professional fees	551,844	569,232
Business development	390,383	383,848
Other	850,379	794,967

	18,974,824	20,480,469

Income before income taxes	1,252,825	681,914
Provision for income taxes	469,000	234,000

Net income	$783,825	$447,914

Earnings per share - basic	$0.04	$0.02
Earnings per share - diluted	$0.04	$0.02

Weighted average number of shares outstanding - basic	21,910,067	18,332,660
Weighted average number of shares outstanding - diluted	22,153,119	18,629,876

Supplemental pro forma data (Note B[10]) (unaudited):
Income before income taxes as reported above		$681,914
Pro forma provision for income taxes		383,000

Pro forma net income		$298,914

Pro forma earnings per share - basic		$0.02
Pro forma earnings per share - diluted		$0.02

See notes to consolidated financial statements

HUDSON HOLDING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

			Additional
	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total

Balance - March 31, 2004	17,629,335	$17,629	$2,256,814	$6,389,867	$8,664,310
100% change in ownership interest
pushed down	-	-	1,111,179	-	1,111,179

Sale of common stock	1,704,749	1,705	1,303,745	-	1,305,450

Warrants issued to consultants at fair
value	-	-	8,839	-	8,839

Distributions to stockholders	-	-	-	(6,228,835)	(6,228,835)

Net income	-	-	-	447,914	447,914

Balance - March 31, 2005	19,334,084	19,334	4,680,577	608,946	5,308,857

Shares deemed issued in connection
with Health Outcomes Management,
Inc. merger	1,233,992	1,234	(1,234)	-	-

Sale of common stock	6,581,784	6,582	1,993,418	-	2,000,000

Net income	-	-	-	783,825	783,825

Balance - March 31, 2006	27,149,860	$27,150	$6,672,761	$1,392,771	$8,092,682

See notes to consolidated financial statements

HUDSON HOLDING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,
	2006	2005

Cash flows from operating activities:
Net income	$783,825	$447,914
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
Depreciation and amortization	145,214	98,347
Warrants used to compensate consultants	-	8,839
Commission receivable reserve provision	112,521	-
Bad debt reserve provision	25,000	-
Deferred rent	(15,960)	46,372
Changes in:
Receivable from broker-dealer	(2,143,146)	6,210,272
Securities owned	(679,704)	649,805
Commission receivable	30,457	(142,978)
Other assets	(238,911)	8,282
Securities sold, but not yet purchased	(225,744)	(810,104)
Commissions payable	286,968	(1,519,546)
Accrued expenses and other liabilities	(144,676)	(311,549)
Income taxes payable	559,118	(5,584)
Deferred taxes	(142,000)	19,000

Net cash (used in) provided by operating activities	(1,647,038)	4,699,070

Cash flows from investing activities:
Purchase of furniture, equipment and leasehold improvements	(171,515)	(58,452)

Cash flows from financing activities:
Proceeds from the sale of common stock	2,000,000	1,305,450
Distributions to stockholders	-	(6,228,835)

Net cash provided by (used in) financing activities	2,000,000	(4,923,385)

Net increase (decrease) in cash	181,447	(282,767)
Cash - beginning of year	295,102	577,869

Cash - end of year	$476,549	$295,102

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$57,057	$206,800
Non-cash investing and financing activities:
100% change in ownership interest pushed down	$-	$1,111,179

See notes to consolidated financial statements

HUDSON HOLDING CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION, OPERATIONS AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Hudson Holding Corporation ("Holding"), a holding company, and its wholly owned subsidiary Hudson Securities, Inc. ("Hudson"), (collectively the "Company"). Hudson (formerly Wien Securities Corp. ("Wien")) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Hudson is a market maker specializing in providing liquidity in less liquid, difficult to trade stocks. Hudson is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, Hudson is exempt from rule 15c3-3 of the Securities Exchange Act of 1934. The Company has offices in New Jersey and Florida.

In January 2003, the stockholders of Wien entered into an agreement whereby they granted certain new employees (the "Trading Group") an option to acquire 51% of the outstanding shares of Wien's common stock ("51% Option") from Wien's stockholders. Upon the exercise of the 51% Option, the Trading Group would be entitled to purchase the remaining outstanding shares of Wien's common stock within six months, pending NASD approval of the transfer of Wien's common stock. The agreement included employment terms for four of Wien's stockholders for periods ranging from 1 to 2.5 years.

In May 2004 the Wien stockholders and the Trading Group amended the agreement, which changed the 51% Option to a 100% option. The agreement, as amended, provided that upon the exercise of the 100% option, the exercise price and the remaining purchase price of the shares of common stock of Wien to be paid by the Trading Group would be calculated based on a formula of book value. Wien received NASD approval for this transaction and on June 30, 2005 the Trading Group consummated the purchase of all of the outstanding shares of Wien's common stock for a purchase price of approximately $7,136,000. In conjunction with this 100% change in ownership the former stockholders took a distribution of approximately $1,580,000 and received all of the proceeds of the purchase price. The transaction was treated for accounting purposes as a purchase of Wien. As a result, Wien recorded goodwill of approximately $1,111,000, which represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. Subsequently, on July 21, 2004 Wien formed a wholly owned subsidiary named Hudson Capital Markets, Inc. ("HCMI"), which was organized in the state of Delaware. HCMI was authorized to issue 30,000,000 shares of common stock with a par value of $.001 per share. On July 31, 2004, Wien was merged into HCMI, with HCMI becoming the survivor ("HCMI Merger") and the name was changed to Hudson Securities, Inc. In connection with this merger, the stockholders of Wien received 83,333.33 shares of Hudson for each share of Wien owned. Wien's historical capital accounts were retroactively adjusted to reflect the equivalent number of shares issued by HCMI in the HCMI Merger while Wien's historical retained earnings was carried forward. Prior to November 1, 2004, Hudson elected treatment as a Subchapter S corporation for federal and New Jersey income tax purposes. Effective November 1, 2004, the Company is being treated as a C corporation.

In December 2004, Hudson entered into an Agreement and Plan of Merger (the "Agreement") with Health Outcomes Management, Inc. ("HOM"), a non-operating public company. On May 3, 2005, under the terms of the Agreement, Hudson's stockholders exchanged all 10,967,000 shares of their common stock for 19,334,084 post reverse-split shares of HOM common stock, and Hudson's warrantholders exchanged 998,667 of their Hudson warrants with an exercise price of $1.85 for 1,760,590 post reverse-split warrants to purchase HOM common stock at $1.0494 per share (the "Exchange"). The HOM shares that were issued represented 94% of HOM's outstanding interest at the time of this exchange. In connection with the legal form of this transaction, Hudson became a wholly owned subsidiary of HOM. On September 6, 2005, HOM changed its name to Hudson Holding Corporation and effectuated a one for eight reverse stock split for all stockholders of record as of the close of business on June 13, 2005. For financial reporting purposes, the Exchange represents a capital transaction of Hudson or a "reverse merger" rather than a business combination. Accordingly, the number of shares issued and outstanding and additional paid-in capital of Holding has been retroactively adjusted to reflect the equivalent number of shares issued by HOM, on a post reverse-split basis, in the Exchange while Hudson's historical retained earnings is being carried forward. All costs attributable to the reverse merger were expensed. Further, all per share amounts and number of common stock shares, including those obtainable on the exercise of warrants, in these consolidated financial statements and notes thereto have been reflected on a post reverse-split basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

Hudson records transactions in securities and the related revenue and expenses on a trade-date basis. Securities owned and securities sold, but not yet purchased, are stated at market value with the resulting unrealized gains and losses reflected in trading gains, net. Securities which do not have a readily ascertainable market value are valued at their estimated fair value as determined by management. Because of the inherent uncertainty of valuation, the management determined values may differ significantly from values that would have been used had a ready market for these securities existed and the differences could be material.

[2] Income taxes:

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of liabilities and assets and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company records an estimated valuation allowance on its deferred income tax assets if it is not more than likely that these deferred income tax assets will be realized.

Prior to November 1, 2004, Hudson was taxed under the provisions of Subchapter "S" of the Internal Revenue Service Code ("Code") and the appropriate sections of the New Jersey Corporate Business Tax Law. Under those provisions, Hudson did not pay federal corporate income taxes on its taxable income and paid New Jersey corporate income taxes at a reduced rate. The stockholders were liable for individual federal and state income taxes on their respective share of Hudson's taxable income.

[3] Furniture, equipment and depreciation:

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related asset.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant assumptions concern determining the fair value of assets and the valuation of goodwill. Actual results could differ from those estimates.

[5] Cash:

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be a cash equivalent.

[6] Concentrations of credit risk:

Hudson is engaged in trading on a principal and/or agency basis with and for primarily other securities broker-dealers and institutional investors such as mutual funds, hedge funds, banks and similar businesses. Counterparties to Hudson's business activities include broker-dealers and clearing organizations, and can include banks and other financial institutions. Hudson uses one clearing broker to process transactions and maintain customer accounts. The clearing broker extends credit to Hudson's clientele which is secured by cash and securities in the clients' account. Hudson's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to Hudson. Additionally, Hudson has agreed to indemnify the clearing broker for losses it incurs while extending credit to Hudson's clients. Amounts due from customers that are considered uncollectible are charged back to Hudson by the clearing broker when such amounts become determinable.

In the normal course of business, Hudson enters into transactions in various derivative instruments for trading purposes. These transactions include securities sold short, but not yet purchased, and option and warrant contracts.

Securities sold short, but not yet purchased, represent obligations of Hudson to deliver the underlying securities sold; and option and warrant contracts written represent obligations of Hudson to purchase or deliver the specified security at the contracted price. Hudson's ultimate obligation on such instruments may exceed the amount recognized in the statement of financial condition. Hudson monitors its positions continuously to reduce the risk of the potential loss due to changes in market value or failure of counterparties to perform.

Substantially all of Hudson's cash and security positions are deposited with its clearing broker for safekeeping purposes. Hudson maintains cash in bank accounts, which, at times, may exceed federally insured limits. Hudson has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

[7] Goodwill:

The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill is not subject to amortization, but rather an assessment of impairment, at least annually, by applying a fair value based test. As a result of its assessment, the Company has determined no such impairment needs to be recognized during the year ended March 31, 2006.

[8] Commissions receivable reserve:

Commissions receivable represent cumulative draws and benefits provided to traders and salespersons in excess of cumulative commissions earned. The Company expected to collect these receivables from future earned commissions. The Company establishes reserves as an offset to the receivable balance on the basis of historical collections and estimates of future collections. As of March 31, 2006, the Company had $112,521 of commissions receivable offset by a reserve of the same amount.

[9] Supplemental pro forma data:

The objective of the pro forma results of operations data is to show what the significant effects on the historical financial information would have been had Hudson not been an S corporation for income tax purposes. For the year ended March 31, 2005, the pro forma amount reflects an additional provision for income taxes computed as if the Company had been subject to federal and state taxes during the period April 1, 2004 through October 31, 2004.

[10] Earnings per share:

Basic earnings per share ("EPS") has been calculated by dividing net income by the weighted average shares of common stock outstanding during the year. Diluted EPS reflects the potential reduction in EPS, using the treasury stock method to reflect the impact of common share equivalents if dilutive securities such as stock options or warrants were exercised or converted into common stock.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended March 31, 2006 and 2005:

	Numerator/ Net Income	Denominator/ Shares	Numerator/ Net Income	Denominator/ Shares

Net income and shares used in basic calculation	$783,825	21,910,067	$447,914	18,332,660
Effect of dilutive securities - warrants		243,051		297,215
Net income and shares used in diluted calculation		22,153,119		18,629,876
Earnings per share - basic	$0.04		$0.02
Earnings per share - diluted	$0.04		$0.02

[11] Reclassifications:

Certain fiscal 2005 amounts have been reclassified to conform with the fiscal 2006 presentation.

[12] Future impact of recently issued accounting standards:

In December 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, ("SFAS 123(R)") which replaces SFAS 123 and supersedes APB Opinion No. 25. Under the provisions of SFAS 123(R), companies are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and accordingly will be adopted by the Company in the first quarter of fiscal year 2007. SFAS 123(R) requires that compensation expense be recognized for the unvested portions of existing options granted prior to its effective date of adoption and the cost of options granted to employees after the effective date based on the fair value of the stock options at grant date. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on the levels of share-based payments granted in the future.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The provisions of this Statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company does not believe that the adoption of this Statement on April 1, 2006 will have a material impact on the Company's financial position or results of operation.

NOTE C - RECEIVABLE FROM CLEARING BROKER

At March 31, 2006, the receivable from clearing broker amount in the statement of financial condition represents the Company's cash balance with its clearing broker.

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at March 31, 2006 consisted entirely of marketable equity securities.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are summarized as follows:

March 31, 2006

Furniture and equipment	$1,967,374
Leasehold improvements	45,538
Gross	2,012,912
Accumulated depreciation and amortization	(1,837,348)
Net	$175,564

Depreciation and amortization expense totaled $145,214 and 98,347 for the years ended March 31, 2006 and 2005, respectively.

NOTE F - STOCKHOLDERS' EQUITY

[1] Private placement:

In October and November 2004, the Company raised $1,305,450 through the sale of 483.5 units in a private placement. Each unit was sold for $2,700 and consisted of 3,526 shares of common stock and a five-year redeemable warrant, which expires in 2009, to purchase 3,526 shares of the Company's common stock at an exercise price of $1.0494 per share.

[2] Warrants:

In December of 2004, the Company issued 55,826 five-year redeemable warrants to consultants for services in connection with the Company's corporate structure. The consulting warrants are exercisable into common stock at a price of $1.0494 per share and expire in 2009. The warrants, which vested immediately, resulted in a charge of $8,839 based on the fair value of the warrants ($.16 per warrant). The fair value of these warrants was estimated using the Black-Scholes pricing model with the following assumptions: interest rate of 3.27%, dividend yield of 0%, volatility factor of .70 and an average expected life of three years.

The warrants sold in the private placement and the consulting warrants may be redeemed by the Company at $.01 per redeemable warrant, upon not less than thirty days written notice, if the average of the closing sale price of the common stock is at least $2.10 for a period of 20 consecutive days ending on the third day prior to the date of the notice of redemption. Any right to exercise the warrant expires on the business day immediately preceding the date of redemption.

A summary of the Company's warrants and related information for the years ended March 31, 2006 and 2005 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at April 1, 2004	--	--
Granted	1,760,590	$1.0494
Exercised	--	--

Outstanding at March 31, 2005	1,760,590	$1.0494
Granted	--	--
Exercised	--	--

Outstanding at March 31, 2006	1,760,590	$1.0494
Weighted average remaining months
of contractual life at March 31, 2006	44

[3] Stock option plan

On July 26, 2005, the stockholders approved a stock option plan (the "2005 Plan"), which provides for the granting of options to purchase up to an aggregate of 2,000,000 shares of common stock, pursuant to which employees, consultants, independent contractors, officers and directors are eligible to receive incentive and/or nonqualified stock options. Options granted under the 2005 Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair value on the date of grant, except that the exercise price of options granted to a stockholder owning more than 10% of the outstanding capital stock shall in no event be less than 110% of the fair market value of the stock covered by the option at the time the option is granted and shall not be exercisable more than five years after date of grant. Options issued under the 2005 Plan will typically vest over either a three or four year period from the anniversary date of the grant. No options were granted during the year ended March 31, 2006.

[4] Sale of stock

On January 10, 2006, the Company sold 6,581,784 shares of its common stock (the "Securities") for $2,000,000. There were no underwriting discounts or commissions paid in connection with the sale of the Securities.

NOTE G - INCOME TAXES

The Company files a federal income tax return, which will be on a consolidated basis with its wholly-owned subsidiary for the year ended March 31, 2006, as well as state income tax returns in certain jurisdictions. Commencing November 1, 2004, Hudson elected to be taxed as a C corporation. Therefore, the tax provision for the year ended March 31, 2005 excluded taxes on income for the period April 1, 2005 through October 31, 2004.

The provision (benefit) for taxes consists of the following:

	Actual		Pro Forma
	2006	2005	2005
			(unaudited)
Federal:
Current	$558,500	$184,000	$312,000
Deferred	(121,500)	16,000	52,000
State and local:
Current	52,500	31,000	16,000
Deferred	(20,500)	3,000	3,000
	469,000	$234,000	$383,000

For the years ended March 31, 2006 and 2005, the expected tax expense based on the statutory rate is reconciled with actual tax expense as follows:

	Actual		Pro Forma
	2006	2005	2005
			(unaudited)
Expected tax expense	34.00%	34.00%	34.00%
Non-taxable S corporation income	–%	(11.05)%	–%
State income tax net of federal income tax effect	2.55%	4.57%	7.67%
Non-deductible items	4.59%	4.61%	14.30%
Other	(3.71)%	2.18%	0.20%
Actual tax expense	37.44%	34.31%	56.17%

The principal components of the net deferred tax asset at March 31, 2006 are as follows:

March 31, 2006
Deferred tax assets
State net operating loss carryforward	$46,000
Reserve for commissions receivable and bad debt	55,000
Deferred rent	12,000
Excess of tax over book basis of fixed assets	56,000
Total gross deferred tax assets	169,000
Valuation allowance	(46,000)
Net deferred tax asset	$123,000

As of March 31, 2006, the Company has a state net operating loss carryforward of approximately $848,000, which expires in 2011. Prior to the Exchange, as discussed in Note A, the Company had federal net operating loss carryforwards which, due to the merger with Hudson, are no longer available to be utilized pursuant to the provisions of the tax law. A valuation allowance has been established to offset a portion of the deferred tax asset to the extent the Company has not determined that it is more likely than not that the future tax benefits will be realized.

NOTE H - SALARY REDUCTION RETIREMENT PLAN

The Company sponsors a 401(k) Savings Plan (the "Savings Plan") which covers all eligible employees. Participants may contribute no less than 1% and up to the maximum allowable per the Internal Revenue Service regulations. In addition, the Company may make discretionary contributions to the Savings Plan, subject to certain limitations. For the years ended March 31, 2006 and 2005, the Company made no matching contributions.

NOTE I - COMMITMENTS AND CONTINGENCIES

[1] Lease:

The Company leases office space at its main office in Jersey City, New Jersey and one satellite location. As of March 31, 2006 the Company recorded a deferred lease liability of $30,412 which represents the excess of rent expense recognized on a straight-line basis over the term of the leases as compared to cash rental payments. Future minimum lease commitments as of March 31, 2006 are as follows:

Years Ended March 31,
2007	$373,500
2008	227,807
$601,307

Rent expense, net of sublease income, was approximately $523,000 and $563,000 for the years ended March 31, 2006 and 2005, respectively.

See Note K for discussion of an additional lease commitment.

[2] Contingencies:

The Company has been named as a defendant in various actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of the Company's management the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

NOTE J - NET CAPITAL REQUIREMENT

Hudson is subject to various regulatory requirements, including the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which is intended to ensure the general financial soundness and liquidity of broker-dealers by requiring the maintenance of minimum levels of net capital. These regulations place limitations on certain transactions, such as repaying subordinated borrowings, paying cash dividends, and making loans to its parent, affiliates or employees. Broker-dealers are prohibited from such transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, broker-dealers are required to notify the SEC before entering into such transactions which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At March 31, 2006, Hudson had net capital of $5,454,995, which was $4,454,995 in excess of its required net capital of $1,000,000.

NOTE K - SUBSEQUENT EVENTS

[1] New office lease:

On April 4, 2006, Hudson entered into an agreement to sublease an additional 26,875 rentable square feet of office space in Jersey City, New Jersey. The sublease is guaranteed by the Company. The lease will commence when the landlord's work is substantially complete and expires on August 30, 2012. Future minimum lease commitments are as follows:

Years Ended March 31,
2007	$235,000
2008	302,000
2009	403,000
2010	463.000
2011	483,000
Thereafter	544,000
$2,430,000

[2] Letter of credit:

In connection with the new office lease, on April 20, 2006 Hudson deposited a one-year $225,000 irrevocable standby letter of credit with the landlord as security, which automatically renews for additional one-year terms, unless sixty days written notice is provided. Pursuant to the lease agreement, Hudson is required to maintain the letter of credit until sixty days following the expiration of the lease. On April 5, 2006, Hudson deposited $225,000 with the issuing financial institution in the form of an automatically renewable, fourteen month time deposit, in order to collateralize the letter of credit.

[3] New subsidiary:

On May 22, 2006, Hudson Technologies Inc. ("HTI") was formed as Delaware corporation for the purpose of providing software development and technology services for Hudson and for third parties. On June 13, 2006, the Company funded HTI as a wholly-owned subsidiary with a $150,000 initial investment.

[4] Option grants:

In May 2006, the Company granted non-qualified stock options to four employees pursuant to the 2005 Stock Option Plan. The grants enable the employees to purchase a total of 125,000 shares at an exercise price of $1.46 per share, which was the market value on the date of the grant. Vesting occurs over three years and the options expire in November 2009.

HUDSON HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
(unaudited)

ASSETS
Cash and cash equivalents	$910,573
Cash - restricted	225,000
Receivable from broker-dealer	8,237,649
Securities owned	8,631,661
Prepaid income taxes	468,684
Furniture, equipment, capitalized software and leasehold improvements, net	415,763
Deferred taxes	153,500
Other assets	127,407
Goodwill	1,111,179

$20,281,416

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Securities sold, but not yet purchased	$5,037,988
Commissions payable	582,346
Accrued expenses and other liabilities	965,496
Deferred taxes	74,500

Total liabilities	6,660,330

Commitments and contingencies (Note F)

Stockholders' equity:
Preferred stock, $.001 par value, 1,000,000 shares authorized,
none issued	-
Common stock, $.001 par value, 100,000,000 shares authorized,
36,725,185 shares issued and outstanding	36,725
Additional paid-in capital	12,183,406
Retained earnings	1,400,955

Total stockholders' equity	13,621,086

$20,281,416

See notes to consolidated condensed financial statements

HUDSON HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2006	2005	2006	2005

Revenues:
Trading gains, net	$4,532,053	$3,354,857	$13,615,470	$10,482,732
Commissions	767,695	562,039	1,699,352	2,032,895
Interest and other income	57,620	1,194	140,065	67,278

	5,357,368	3,918,090	15,454,887	12,582,905

Expenses:
Salaries and related costs	800,976	687,365	2,424,488	2,047,641
Commissions and clearing charges	2,343,933	1,721,058	6,734,997	5,830,037
Communications	1,630,873	1,209,653	4,081,725	3,385,101
Occupancy	392,771	125,906	865,835	383,827
Professional fees	147,318	97,940	397,342	404,699
Business development	113,246	88,191	280,601	290,313
Other	203,751	328,087	559,844	607,129

	5,632,868	4,258,200	15,344,832	12,948,747

Income (loss) before income taxes	(275,500)	(340,110)	110,055	(365,842)
Provision (benefit) for income taxes	(99,461)	(69,600)	101,871	(52,302)

Net income (loss)	$(176,039)	$(270,510)	$8,184	$(313,540)

Earnings (loss) per share - basic	$(0.01)	$(0.01)	$0.00	$(0.02)
Earnings (loss) per share - diluted	$(0.01)	$(0.01)	$0.00	$(0.02)

Weighted average number of shares outstanding - basic	30,650,516	20,568,076	28,329,429	20,416,062
Weighted average number of shares outstanding - diluted	30,650,516	20,568,076	28,584,891	20,416,062

See notes to consolidated condensed financial statements

HUDSON HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine Months Ended December 31,
	2006	2005

Cash flows from operating activities:
Net income (loss)	$8,184	$(313,540)
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
Depreciation and amortization	100,835	47,138
Non-cash stock based compensation - directors	17,400	-
Non-cash stock based compensation - employees	22,123	-
Commission receivable reserve provision	208,737	142,978
Deferred rent	71,499	(11,970)
Deferred taxes	44,000	(52,386)
Changes in:
Receivable from broker-dealer	(3,371,099)	1,118,885
Securities owned	(4,896,264)	(449,515)
Commissions receivable	(208,737)	-
Income taxes receivable/payable	(1,050,218)	(22,416)
Other assets	250,223	(108,328)
Securities sold, but not yet purchased	4,619,400	(74,849)
Commissions payable	(611,797)	(90,002)
Accrued expenses and other liabilities	315,075	(135,666)

Net cash (used in) provided by operating activities	(4,480,639)	50,329

Cash flows from investing activities:
Purchase of furniture, equipment, capitalized software and leasehold improvements	(341,034)	(171,515)
Cash subject to restrictions	(225,000)	-
Net cash used in investing activities	(566,034)	(171,515)

Cash flows from financing activities:
Proceeds from issuance of stock, net of issuance costs	5,480,697	-
Net cash provided by financing activities	5,480,697	-

Net increase (decrease) in cash	434,024	(121,186)
Cash - beginning of period	476,549	295,102

Cash - end of period	$910,573	$173,916

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Income taxes	$1,114,060	$22,500
Non-cash investing and financing activities:
Commissions receivable written-off against reserve	$112,521	$-
Shares deemed issued in connection with the
Health Outcomes Management merger and recapitalization	$-	$1,234

See notes to consolidated condensed financial statements

Note A - Organization, Operations and Basis of Presentation

The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) which are considered necessary for a fair presentation of the consolidated financial position of Hudson Holding Corporation (“Holding”) as of December 31, 2006, the consolidated results of its operations for the three and nine month periods ended December 31, 2006 and 2005 and cash flows for the nine month periods ended December 31, 2006 and 2005 are not necessarily indicative of the operating results for the full year. It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and related disclosures for the year ended March 31, 2006 included in Holding’s Annual Report on Form 10-KSB.

The consolidated condensed financial statements include the accounts of Holding, a holding company, and its wholly owned subsidiaries, namely Hudson Securities, Inc. (“Hudson”) and Hudson Technologies, Inc. (“Technologies”) (collectively the “Company”). Hudson is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Hudson makes markets in most classes of equity securities, including listed, NASDAQ, OTC Bulletin Board, Pink Sheet and foreign securities and is also an introducing broker which clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, Hudson is exempt from rule 15c3-3 of the Securities Exchange Act of 1934. On May 22, 2006, Technologies was formed as a Delaware corporation for the purpose of providing software development and technology services for Hudson and for third parties. As of December 31, 2006, Technologies had total assets of $785,405, three month net income of $16,636 and nine month net income $14,636. The Company has offices in New Jersey and Florida.

In December 2004, Hudson entered into an Agreement and Plan of Merger (the "Agreement") with Health Outcomes Management, Inc. ("HOM"), a non-operating public company. On May 3, 2005, under the terms of the Agreement, Hudson's stockholders exchanged all 10,967,000 shares of their common stock for 19,334,084 post reverse-split shares of HOM common stock, and Hudson’s warrantholders exchanged 998,667 of their Hudson warrants with an exercise price of $1.85 for 1,760,590 post reverse-split warrants to purchase HOM common stock at $1.0494 per share (the "Exchange"). The HOM shares that were issued represented 94% of HOM's outstanding interest at the time of the Exchange. In connection with the legal form of this transaction, Hudson became a wholly owned subsidiary of HOM. On September 6, 2005, HOM changed its name to Hudson Holding Corporation and effectuated a one for eight reverse stock split for all stockholders of record as of the close of business on June 13, 2005. For financial reporting purposes, the Exchange represents a capital transaction of Hudson or a "reverse merger" rather than a business combination. Accordingly, the number of shares issued and outstanding and additional paid-in capital of Holding has been retroactively adjusted to reflect the equivalent number of shares issued by HOM in the Exchange, on a post reverse-split basis, while Hudson’s historical retained earnings is being carried forward. All costs attributable to the reverse merger were expensed. Further, all per share amounts and number of common stock shares, including those obtainable on the exercise of options and warrants, in these consolidated financial statements and notes thereto, have been reflected on a post reverse-split basis.

Note B - Summary of Significant Accounting Policies

[1]	Securities transactions:

Hudson records transactions in securities and the related revenue and expenses on a trade-date basis. Securities owned and securities sold, but not yet purchased, are stated at market value with the resulting unrealized gains and losses reflected in trading gains, net. Securities which do not have a readily ascertainable market value are valued at their estimated fair value as determined by management. Because of the inherent uncertainty of valuation, the management determined values may differ significantly from values that would have been used had a ready market for these securities existed and the differences could be material.

[2]	Income taxes:

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of liabilities and assets and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company records an estimated valuation allowance on its deferred income tax assets if it is not more than likely that these deferred income tax assets will be realized.

The Company files a consolidated federal income tax return, as well as state income tax returns in certain jurisdictions. As of December 31, 2006, the Company has a state net operating loss carryforward of approximately $670,000, which expires in 2011. The income tax benefit related to the three months ended December 31, 2006 represents the reversal of income tax provisions recorded during the six months ended September 30, 2006. Prior to the Exchange, as discussed in Note A, the Company had federal net operating loss carryforwards which, due to the merger with Hudson, are no longer available to be utilized pursuant to the provisions of the tax law. A valuation allowance has been established to offset a portion of the deferred tax asset to the extent the Company has not determined that it is more likely than not that the future tax benefits will be realized.

[3]	Furniture, equipment, capitalized software, leasehold improvements and depreciation:

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the related asset or, in the case of leasehold improvements, over the shorter of the remaining life of the lease or the estimated economic life of the improvements.

During April 2006, the Company began capitalizing certain costs incurred in connection with developing or obtaining internal use software pursuant to Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Unamortized capitalized software development costs of $173,000 are included in furniture, equipment, capitalized software and leasehold improvements in the Consolidated Statement of Financial Condition as of December 31 , 2006. The entire amount represents software that is still in development and is not being amortized.

[4]	Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant assumptions concern determining the fair value of assets and the valuation of goodwill. Actual results could differ from those estimates.

[5]	Cash and cash equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be a cash equivalent.

Restricted cash represents an automatically renewable, fourteen month time deposit which collateralizes a letter of credit. See Note F[2].

[6]	Concentrations of credit risk:

Hudson is engaged in trading on a principal and/or agency basis with and for primarily other securities broker-dealers and institutional investors such as mutual funds, hedge funds, banks and similar businesses. Counterparties to Hudson's business activities include broker-dealers and clearing organizations, and can include banks and other financial institutions. Hudson uses one clearing broker to process transactions and maintain customer accounts. The clearing broker extends credit to Hudson's clientele which is secured by cash and securities in the clients' account. Hudson's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to Hudson. Additionally, Hudson has agreed to indemnify the clearing broker for losses it incurs while extending credit to Hudson's clients. Amounts due from customers that are considered uncollectible are charged back to Hudson by the clearing broker when such amounts become determinable.

In the normal course of business, Hudson enters into transactions in various derivative instruments for trading purposes. These transactions include securities sold short, but not yet purchased, option and warrant contracts.

Securities sold short, but not yet purchased, represent obligations of Hudson to deliver the underlying securities sold. Option and warrant contracts written represent obligations of Hudson to purchase or deliver the specified security at the contracted price. Hudson's ultimate obligation on such instruments may exceed the amount recognized in the statement of financial condition. Hudson monitors its positions continuously to reduce the risk of the potential loss due to changes in market value or failure of counterparties to perform.

Substantially all of Hudson’s cash and security positions are deposited with its clearing broker for safekeeping purposes. Hudson maintains cash in bank accounts, which, at times, may exceed federally insured limits. Hudson has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

[7]	Goodwill:

The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill is not subject to amortization, but rather an assessment of impairment, at least annually, by applying a fair value based test. As a result of its most recent annual assessment, the Company determined that no such impairment needed to be recognized.

[8]	Commissions receivable reserve:

Commissions receivable represent cumulative draws and benefits provided to traders and salespersons in excess of cumulative commissions earned. The Company may collect these receivables from future earned commissions. The Company established reserves as an offset to the receivable balance on the basis of historical collections and estimates of future collections. As of December 31, 2006, the Company had a reserve of $208,737 against commissions receivable of the same amount, based on management’s assessment of the Company’s historical collection experience, which are included in commissions payable.

[9]	Stock based compensation:

The Company has established a stock option plan (the "2005 Plan"), which provides for the granting of options to purchase up to an aggregate of 2,000,000 shares of common stock, pursuant to which employees, consultants, independent contractors, officers and directors are eligible to receive incentive and/or nonqualified stock options. Options granted under the 2005 Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair value on the date of grant, except that the exercise price of options granted to a stockholder owning more than 10% of the outstanding capital stock shall in no event be less than 110% of the fair market value of the stock covered by the option at the time the option is granted and shall not be exercisable more than five years after date of grant. Options issued under the 2005 Plan will typically vest over either a three or four year period from the anniversary date of the grant. Exercises of options granted under the 2005 Plan will typically result in the issuance of new common shares.

The Company accounts for stock options issued under the 2005 Plan under the recognition and measurement principles of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”). Under the provisions of SFAS 123(R), the Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is then recognized over the period during which an employee is required to provide services in exchange for the award, usually the vesting period. The Company recognized $13,523 and $22,123 of compensation expense related to employee stock option grants during the three and nine months ended December 31, 2006. In addition, the Company recognized $17,400 of director fees expense related to non-employee stock option grants associated with their services as a director, during the nine months ended December 31, 2006. The Company did not incur any director fees expense related to non-employee stock option grants during the three months ended December 31, 2006. As of December 31, 2006, there was $260,677 of unrecognized stock-based compensation expense that will be amortized over a weighted average period of 2.82 years.

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. It should be noted that the Black-Scholes option-pricing model was developed for use in estimating the fair value of the traded options, which have no vesting restrictions and are fully transferable, and therefore are different from employee and director options which have both vesting and transfer restrictions which may affect their value. In addition, option valuation models required the input of highly subjective assumptions including the expected stock price volatility. Given that the Company’s shares don’t have a long history of being publicly traded since May 3, 2005, the Company developed an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of these options, of similarly positioned public companies within its industry, during the early stages of their life as a public company.   The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the options. The expected term of the options was estimated at 70% of the contractual term, which takes into account vesting provisions, industry personnel turnover considerations and the expected volatility of the stock. In applying the Black-Scholes option pricing model, the Company used the following weighted average assumptions:
	For the three months ended December 31, 2006	For the nine months ended December 31, 2006
Risk free interest rate	4.70%	4.74%
Expected lives (years)	2.45	2.48
Expected volatility	65%	65%
Expected dividends	---	---

The weighted average fair value of the stock options granted during the three and nine months ended December 31, 2006 was $0.32 and $0.37 per share.

As of March 31, 2006, the Company had not issued any options under the 2005 Plan. A summary of the status of the options issued under the 2005 Plan during the nine months ended December 31, 2006, is presented in the table below:

	Weighted Average Number of Options	Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value
Balance, March 31, 2006	-	$-
Granted	905,000	1.07
Exercised	-	-
Forfeited	(85,000)	1.14
Balance, December 31, 2006	820,000	$1.06	3.4	$-

Exercisable, December 31, 2006	30,000	$1.15	4.6	$-

All of the outstanding options as of December 31, 2006 are out-of-the-money with no intrinsic value.

A summary of non-vested options at December 31, 2006 is presented in the table below:

	Weighted Average Grant Date Options	Fair Value
Non-vested, March 31, 2006	-	$-
Granted	905,000	0.37
Vested	(30,000)	0.58
Forfeited	(85,000)	0.41
Non-vested, December 31, 2006	790,000	$0.62

[10]	Earnings (loss) per share:

Basic earnings (loss) per share (“EPS”) has been calculated by dividing net income (loss) by the weighted average shares of common stock outstanding during the periods. Diluted EPS reflects the potential reduction in EPS, using the treasury stock method to reflect the impact of common share equivalents if dilutive securities such as stock options or warrants were exercised or converted into common stock.

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the three and nine months ended December 31, 2006 and 2005:
	Three Months Ended
	December 31, 2006		December 31, 2005
	Numerator/ Net Income	Denominator/ Shares	Numerator/ Net Income	Denominator/ Shares

Net income (loss) and shares used in basic calculation	$(176,039)	30,650,516	$(270,510)	20,568,076
Effect of dilutive securities - options and warrants		-		-
Shares used in diluted calculation		30,650,516		20,568,076

Earnings (loss) per share - basic	$(0.01)		$(0.01)
Earnings (loss) per share - diluted	$(0.01)		$(0.01)

	December 31, 2006		Nine Months Ended
	Numerator/ Net Income	Denominator/ Shares	Numerator/ Net Income	Denominator/ Shares

Net income (loss) and shares used in basic calculation	$8,184	28,329,429	$(313,540)	20,416,062
Effect of dilutive securities - options and warrants		255,462		-
Shares used in diluted calculation		28,584,891		20,416,062

Earnings (loss) per share - basic	$0.00		$(0.02)
Earnings (loss) per share - diluted	$0.00		$(0.02)

Potentially dilutive securities realizable from the exercise of warrants and options of 1,760,590 and 820,000, respectively as of December 31, 2006 and 1,760,590 and 0, respectively as of December 31, 2005, are excluded from the computation of diluted net earnings (loss) per share because the effect of their inclusion would have been anti-dilutive.

[11]	Reclassifications:

Certain fiscal 2006 amounts have been reclassified to conform with the fiscal 2007 presentation.

[12]	Future impact of recently issued accounting standards:

In July 2006,  the FASB  issued  FASB  Interpretation  No. 48,  "Accounting  for Uncertainty in Income Taxes - an  interpretation  of FASB Statement No. 109" ("FIN 48"),  which  clarifies the accounting  for  uncertainty  in tax positions.  This Interpretation  requires  that the Company recognize  in its financial  statements,  the impact of a tax position,  if that  position  is more  likely than not of being sustained  on  audit,  based  on  the  technical  merits  of the  position.  The provisions of FIN 48 are effective as of the beginning of the Company's 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  Adoption of FIN 48 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standard 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  Adoption is required for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Early adoption of SFAS 157 is encouraged.  Adoption of SFAS 157 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Note C - Receivable from Clearing Broker

At December 31, 2006, the receivable from clearing broker amount in the statement of financial condition represents the Company's cash balance with its clearing broker.

Note D - Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2006 consisted entirely of marketable equity securities.

Note E - Stockholders' Equity

[1]	Private Placement:

On November 28, 2006, the Company sold securities at a purchase price of $.60 per unit. The units consisted of common stock and warrants to purchase shares of common stock (the "Warrants"). The Company sold an aggregate of 9,575,325 shares of common stock and delivered Warrants to purchase an aggregate of 4,787,664 shares of our common stock, in exchange for gross proceeds of $5,745,190, pursuant to a private placement agreement (“Agency Agreement”) dated October 24, 2006. The Warrants entitle the holders to purchase shares of the Company’s common stock for a period of five years from the date of issuance at an exercise price of $.85 per share. The Warrants are redeemable by us on terms specified in the Warrants. The Company agreed to use its best efforts to file with the Securities and Exchange Commission a registration statement covering the shares and the warrant shares, to cause the registration statement to become effective, and to maintain the effectiveness thereof as long as needed, but not longer than two years.

Under the terms of the Agency Agreement, the placement agent received, among other compensation, a cash commission fee of four percent (4%; or approximately $229,808) of the gross proceeds to the Company of the securities sold. In addition, pursuant to the terms of the Agency Agreement, the Company agreed to issue to the placement agent warrants to purchase common stock during a period of five years in an amount equal to six percent (6%) of the Shares sold in the private placement (the "Placement Agent Warrants"). The 574,520 Placement Agent Warrants are exercisable at $.60 per share.

The Company’s net proceeds from the private placement were $5,480,697, after deducting the placement agent cash commission plus $32,185 of legal fees and $2,500 of transfer agent fees associated with the private placement.

[2]	Warrants:

The Company has 1,760,590 warrants outstanding, in addition to the Warrants issued in connection with the private placement described at Note E[1], which are exercisable for common stock at a price of $1.0494 per share and expire in 2009. T he warrants may be redeemed by the Company at $.01 per redeemable warrant, upon not less than thirty days written notice, if the average of the closing sale price of the common stock is at least $2.10 for a period of 20 consecutive days ending on the third day prior to the date of the notice of redemption. Any right to exercise the warrant expires on the business day immediately preceding the date of redemption.

[3]	Stock Options:

In May 2006, the Company granted non-qualified stock options to four employees pursuant to the 2005 Stock Option Plan. The grants enable the employees to purchase a total of 125,000 shares of common stock at an exercise price of $1.46 per share, which was the market value of the Company's common stock on the date of the grant. Vesting occurs over three years and the options expire in November 2009. Using the Black-Scholes option pricing model, these option grants were valued at $77,500, or $0.62 per share, which is being amortized over the three year vesting period. As of December 31, 2006, one of these employees had terminated employment with the Company and forfeited an unvested option to purchase 25,000 shares of common stock.

In August 2006, the Company granted non-qualified stock options to its three independent directors pursuant to the 2005 Stock Option Plan. The grants enable the non-employee directors to purchase a total of 30,000 shares of common stock at an exercise price of $1.15 per share, which was the market value of the company's stock on the date of the grant. The options expire in August 2011 and were immediately vested on the date of grant. Using the Black-Scholes option pricing model, these option grants were valued at $17,400, or $0.58 per share, which was immediately charged as director compensation expense.

In November 2006, the Company granted non-qualified stock options to ten employees pursuant to the 2005 Stock Option Plan. The grants enable the employees to purchase a total of 750,000 shares of common stock at an exercise price of $1.00 per share, which was the market value of the Company's common stock on the date of the grant. Vesting occurs over three years and the options expire in May 2010. Using the Black-Scholes option pricing model, these option grants were valued at $240,000, or $0.32 per share, which is being amortized over the three year vesting period. As of December 31, 2006, two of these employees had terminated employment with the Company and forfeited unvested options to purchase 60,000 shares of common stock.

Note F - Commitments and Contingencies

[1]	Leases:

On April 4, 2006, Hudson entered into an agreement to sublease an additional 26,875 rentable square feet of office space in Jersey City, New Jersey. The sublease is guaranteed by Holding. The lease commenced on June 21, 2006 and expires on August 30, 2012.

The Company now leases office space at two Jersey City, New Jersey locations and one satellite location. The Company occupied the new Jersey City location during September 2006. It is the Company’s intention to maintain the original Jersey City office space as a back-up site until November 2007, when the lease expires.

As of December 31, 2006 the Company had a deferred lease liability of $101,911 which represents the excess of rent expense recognized on a straight-line basis over the term of the leases as compared to cash rental payments.

Future minimum commitments related to non-cancelable leases as of December 31, 2006 are as follows:

Years Ended December 31,
2007	$749,000
2008	441,000
2009	490,000
2010	497.000
2011	531,000
Thereafter	376,000
$3,084,000

Rent expense was approximately $393,000 and $866,000 for the three and nine months ended December 31, 2006 and $126,000 and $384,000 for the three and nine months ended December 31, 2005, respectively.

[2]	Letter of credit:

In connection with the new office lease, on April 20, 2006 Hudson deposited a one-year $225,000 irrevocable standby letter of credit with the landlord as security, which automatically renews for additional one-year terms, unless sixty days written notice is provided. Pursuant to the lease agreement, Hudson is required to maintain the letter of credit until sixty days following the expiration of the lease. On April 5, 2006, Hudson deposited $225,000 with the issuing financial institution in the form of an automatically renewable, fourteen month time deposit, in order to collateralize the letter of credit.

[3]	Contingencies:

The Company has been named as a defendant in various actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of the Company’s management, the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

[4]	Employment agreements:

On December 1, 2006, the Company entered into a two year employment agreement, effective immediately, with a subsidiary officer, whereby he will continue in his present position. The agreement provides that he shall receive a salary of $150,000 per year, plus he will be entitled to a non-qualified stock option grant for 35,000 shares of common stock, with 3 year vesting and a 3.5 year term, subject to the approval of the Board’s Compensation Committee.

Future minimum salary commitments pursuant to this employment agreement are as follows:

Years Ended December 31
2007	$150,000
2008	137,500
$287,500

Note G - Net Capital Requirement

Hudson is subject to various regulatory requirements, including the SEC’s Uniform Net Capital Rule (SEC rule 15c3-1), which is intended to ensure the general financial soundness and liquidity of broker-dealers by requiring the maintenance of minimum levels of net capital. These regulations place limitations on certain transactions, such as repaying subordinated borrowings, paying cash dividends, and making loans to its parent, affiliates or employees. Broker-dealers are prohibited from such transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, broker-dealers are required to notify the SEC before entering into such transactions which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2006, Hudson had net capital of $8,735,446 which was $7,735,446 in excess of its required net capital of $1,000,000.

Note H - Subsequent Events

[1]	Stock option grants:

In January 2007, the Company granted non-qualified stock options to 13 employees pursuant to the 2005 Stock Option Plan. The grants enable the employees to purchase a total of 600,000 shares of common stock at an exercise price of $0.90 per share, which was the market value of the Company's common stock on the date of the grant. Vesting occurs over three years and the options expire in July 2010. Using the Black-Scholes option pricing model, these option grants were valued at $228,000, or $0.38 per share, which is being amortized over the three year vesting period.

[2]	Employment agreements:

On January 4, 2007, the Company entered into five year employment agreements, effective as of January 1, 2007, with Mr. Martin C. Cunningham and Mr. Keith R. Knox, whereby each will continue in their present positions, Chief Executive Officer and President, respectively. The agreements provide that each shall receive a salary of $200,000 per year, plus a formula-based annual bonus.

Future minimum salary commitments pursuant to these employment agreements are as follows:

Years Ended December 31,
2007	$400,000
2008	400,000
2009	400,000
2010	400.000
2011	400,000

$2,000,000

[3]	Stock option grant:

In February 2007, the Company granted non-qualified stock options to an employee pursuant to the 2005 Stock Option Plan. The grant enables the employee to purchase a total of 35,000 shares of common stock at an exercise price of $1.00 per share, which was the market value of the Company's common stock on the date of the grant. Vesting occurs over three years and the options expire in August 2010. Using the Black-Scholes option pricing model, these option grants were valued at $14,700, or $0.42 per share, which is being amortized over the three year vesting period.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our common stock. These purchasers will purchase our common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investment.

Hudson Holding Corporation 11,862,984 shares of common stock _______________ PROSPECTUS ________________ March __, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Our certificate of incorporation provides that all our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted under the Delaware General Corporation Law, provided that they acted in good faith and that they reasoned their conduct or action was in, or not opposed to, the best interest of our company.

Our Bylaws provide for indemnification of our officers, directors and others who become a party to an action on our behalf by us to the fullest extent not prohibited under the Delaware General Corporation Law. Further, we maintain officer and director liability insurance.

Item 25. Other Expenses of Issuance and Distribution.

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. All such expenses will be paid by us.

Securities and Exchange Commission Registration Fee		$375.12
Printing and Engraving Expenses		$2,000.00
Accounting Fees and Expenses		$20,000.00
Legal Fees and Expenses		$35,000.00
Blue Sky Qualification Fees and Expenses		$5,000.00
Miscellaneous	$	*
TOTAL		$62,375.12

* To be updated by amendment.

Item 26. Recent Sales of Unregistered Securities.

On November 28, 2006, the Company sold 9,575,325 Shares of Common stock and 5,362,184 Warrants to 26 investors including the placement agent, pursuant to Rule 506 under Section 4(2).

Other than as specifically set forth above, all of the above offerings and sales were deemed to be exempt under Section 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the securities. In each instance, the offerings and sales were made to a limited number of persons, who were either (i) accredited investors, (ii) business associates of ours, (iii) our employees, or (iv) our executive officers or directors. In addition, the transfer of such securities was restricted by us in accordance with the requirements of the Securities Act. With respect to the issuances to accredited investors, in addition to representations by them, we have made independent determinations that they were accredited or sophisticated investors, capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. With respect to our business associates, employees and executive officers or directors, in addition to representations by them, they were provided with detailed information and had access to all material information about us, and we have made independent determinations that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, all of the above-referenced persons were provided with access to our filings with the Securities and Exchange Commission.

Item 27. Exhibits and Reports
The following exhibits are filed with this registration statement.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated June 13, 2005, among Health Outcomes Management, Inc. and Hudson Holding Corporation.(1)

2.2	Agreement and Plan of Merger, dated December 22, 2004, among Health Outcomes Management, Inc., Hudson Acquisition Inc. and Hudson Securities, Inc.(2)

3.1	Certificate of Incorporation of Hudson Holding Corporation. (1)

3.2	Bylaws of Hudson Holding Corporation.(1)

4.1	Rights of Dissenting Shareholders.(1)

4.2	Form of Warrant (4)

5.1	Legal Opinion of Ellenoff Grossman & Schole LLP

10.1	Subscription Agreement, dated January 10, 2006, between Kenneth Pasternak and Hudson Holding Corporation.(3)

10.2	2005 Stock Option Plan.(1)

10.3	Form of Securities Purchase Agreement (4)

10.4	Form of Registration Rights Agreement (4)

10.5	Employment Agreement, effective as of January 1, 2007, by and between Hudson Holding Corporation and Martin C. Cunningham (5)

10.6	Employment Agreement, effective as of January 1, 2007, by and between Hudson Holding Corporation and Keith R. Knox (5)

14	Code of Business Conduct and Ethics and Compliance Program (6)

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Ellenoff Grossman & Schole LLP. (included in Exhibit 5.1).

(1)      Incorporated by reference to the exhibits included with our Definitive Proxy Statement on Schedule 14A, filed with the SEC on July 1, 2005.

(2)  Incorporated by reference to the exhibits included with our Current Report on Form 8-K filed with the SEC on December 28, 2004.

(3)  Incorporated by reference to the exhibits included with our Current Report on Form 8-K filed with the SEC on January 19, 2006, as amended.

(4)  Incorporated by reference to the exhibits included with our Current Report on Form 8-K filed with the SEC on December 1, 2006, as amended.

(5)  Incorporated by reference to the exhibits included with our Current Report on Form 8-K filed with the SEC on January 4, 2007, as amended.

(6)  Incorporated by reference to the exhibits included with our Form 10-KSB filed with the SEC on June 29, 2006.

Item 28. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Sections 10(a)(3) of the Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Jersey City, State of New Jersey on March 27, 2007.

HUDSON HOLDING CORPORATION

By:	/s/ Martin Cunningham
Name: Martin Cunningham
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Martin Cunningham. as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and on his behalf to sign, execute and file this registration statement and any or all amendments (including, without limitation, post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and any and all documents required to be filed with respect therewith, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities and on the dates stated.

Person	Capacity	Date

/s/ Martin Cunningham Martin Cunningham	Chief Executive Officer and Director	March 27, 2007

/s/ Keith Knox Keith Knox	President, Director and Chief Accounting Officer	March 27, 2007

/s/ Peter Zugschwert Peter Zugschwert	Director	March 27, 2007

/s/Mark Leventhal Mark Leventhal	Director	March 27, 2007

/s/ Joanne V. Landau Joanne V. Landau	Director	March 27, 2007

/s/Carmine V. Chiusano Carmine V. Chiusano	Director	March 27, 2007